UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number 001-34667

SEADRILL LIMITED

Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated November 22, 2016, announcing the Company's financial results for the third quarter ended September 30, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SEADRILL LIMITED
(Registrant)

Dated: November 28, 2016

	By:	/s/ Georgina Sousa
Georgina Sousa
Secretary

EXHIBIT 99.1

Seadrill Limited (SDRL) - Third quarter 2016 results

November 22, 2016 - Seadrill Limited ("Seadrill" or "the Company"), a world leader in offshore drilling, announces its third quarter results for the period ended September 30, 2016.

Highlights
•	Revenue of $743 million
•	Operating income of $247 million
•	EBITDA[1] of $441 million
•	95% economic utilization[2]
•	Reported Net Loss of $656 million and diluted loss per share of $1.29, reflecting an $882 million non-cash impairment to investments primarily relating to Seadrill Partners.
•	Underlying Net Income[3] , excluding non-recurring items and non-cash mark to market movements on derivatives,was $135 million and earnings per share was $0.28.
•	Cash and cash equivalents of $1.3 billion
•	Seadrill Limited orderbacklog of approximately $3.0 billion

	Seadrill Limited
Figures in USD million, unless otherwise indicated	Q3 2016 As Reported	Q3 2015 As Reported	% change	Q3 2016 Underlying[4]	Q3 2015 Underlying[4]	% change
Total Operating Revenue	743	985	(25)%	743	985	(25)%
EBITDA [1]	441	546	(19)%	441	546	(19)%
Margin (%)	59%	55%		59%	55%
Operating income/(loss)	247	(291)	185%	247	354	(30)%
Net Interest bearing debt	8,948	10,178	(12)%	8,948	10,178	(12)%

Commenting today, Per Wullf, CEO and President of Seadrill Management Ltd., said: "The offshore drilling market continues to be challenging however we are seeing an improvement in the level of bidding activity.  Most of the new work is for short term contracts at or near cash flow breakeven levels, and 2017 is expected to remain challenging. However, we expect the market to gradually improve as costs have been reset across the value chain and more drilling activity will be needed to avoid accelerated production declines."

--------------------------------------
[1]
EBITDA is defined as 'Earnings Before Interest, Tax, Depreciation and Amortization'  and has been calculated by taking operating income plus depreciation and amortization but excluding gains or losses on disposals and impairment charges against goodwill. Contingent consideration realized relates to Seadrill's ongoing residual interest in the West Vela and West Polaris customer contracts, and has been included within EBITDA. Additionally, in any given period the Company may have significant, unusual or non-recurring gains or losses which it may exclude from its Non GAAP earnings for that period. When applicable, these items would be fully disclosed and incorporated into the required reconciliations from US GAAP to Non GAAP measures. Refer to Appendix for the reconciliation of Operating Income to EBITDA, as Operating income is the most directly comparable US GAAP measure.

[2]	Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.
[3]
Underlying is defined as reported results, adjusted for certain non-recurring items and other exclusions as discussed in the Appendix. These numbers are reconciled to the US GAAP reported results for corresponding periods in the Appendix.

Sequential Financial Results
	Seadrill Limited
	Q3 2016 As Reported	Q2 2016 As Reported	% change	Q3 2016 Underlying[5]	Q2 2016 Underlying[5]	% change
Revenue	743	868	(14)%	743	868	(14)%
EBITDA	441	557	(21)%	441	557	(21)%
Margin (%)	59%	64%		59%	64%
Operating income	247	364	(32)%	247	364	(32)%
Net Interest bearing debt	8,948	9,114	(2)%	8,948	9,114	(2)%

Revenues of $743 million for the third quarter (Q2 2016: $868 million) were down approximately 14% primarily due to six additional idle units and dayrate reductions.  During the quarter, the West Orion, West Phoenix, West Alpha, West Pegasus and Sevan Driller became idle.  The West Hercules, West Castor and West Prospero had a full quarter of idle time.  The West Freedom operated the full quarter in flotel mode and two of our AOD rigs were extended at reduced dayrates. The reductions to revenue were partially offset by the agreement of a $17 million de-winterization payment for the West Alpha and the commencement of operations on the West Eclipse and West Vigilant.

Net operating income for the quarter was $247 million (Q2 2016: $364 million). The decrease primarily reflects lower revenues in the quarter, partially offset by lower operating and overhead costs.

Net financial and other items for the quarter resulted in an expense of $854 million (Q2 2016: expense of $32 million).  The increase in the expense primarily relates to an impairment charge on investments in Seadrill Partners and Seamex and the absence of a gain on debt extinguishment recognized in the prior period, partially offset by the revaluation of the derivative hedge book.

Impairments to Investments
Under US GAAP the Company is required to determine whether a decline in the value of its marketable securities and equity method investments represents an 'other than temporary impairment'. The Company has recognized $882 million of non-cash impairment charges related to its investments in Seadrill Partners and Seamex. $806 million of the non-cash impairment charge relates to our investment in Seadrill Partners with the balance relating to our investment in Seamex.

Income taxes for the third quarter were $49 million, (Q2 2016: $56 million) mainly reflecting the decrease in operating income, partly offset by additional deferred tax balances recognized in the quarter.

Net loss for the quarter was $656 million mainly attributable to the non-cash impairment charge (Q2 2016: net income of $276 million) resulting in basic and diluted loss per share of $1.29.

Balance sheet
As of September 30, 2016, total assets were $22.0 billion (Q2 2016: $23.0 billion).

Total current assets were $2.9 billion (Q2 2016: $3.1 billion). The main movements during the quarter were a reduction in the value of our marketable securities related to Seadrill Partners and a reduction in accounts receivable as more rigs became idle.

Cash and cash equivalents decreased by $37 million, reflecting lower revenues for the quarter, partially offset by working capital movements.

Total non-current assets were $19.1 billion (Q2 2016: $20.0 billion).  The main movements during the quarter were a decline in investments in associated companies related to non-cash impairment charges and a decline in the value of drilling units due to normal quarterly depreciation.

Total current liabilities were $4.9 billion (Q2 2016: $4.3 billion). The $600 million increase is mainly attributable to the reclassification from non-current to current of $843 million of debt maturing in September 2017, partially offset by a gain on derivatives, lower tax liabilities and some movements in related party payables.

Total non-current liabilities were $7.4 billion (Q2 2016: $8.4 billion). The main movement was related to the reclassification of $843 million in debt as noted above, and debt repayments of $232 million.

Over the course of the quarter total net interest bearing debt (including related party debt and net of cash and cash equivalents) was $8.9 billion (Q2 2016: $9.1 billion), reflecting normal quarterly installments.

Total equity was $9.8 billion as of September 30, 2016 (Q2 2016: $10.3 billion).

Cash flow
As of September 30, 2016, cash and cash equivalents were $1.3 billion (Q2 2016: $1.3 billion).

Net cash provided by operating activities for the three month period ended September 30, 2016 was $242 million, net cash used in investing activities was $4 million, and net cash used in financing activities was $274 million.  Net cash provided by operating activities for the three month period ended June 30, 2016 was $303 million, net cash provided by investing activities was $259 million, and net cash used in financing activities was $366 million.

Cost Reduction
Operating costs for rigs in operation, including overhead, on our floater fleet have been reduced from $200k per day in 2014 to $145k per day currently, a 28% reduction.  Operating costs for rigs in operation, including overhead, on our jack-up fleet have been reduced from $90k per day in 2014 to $63k per day today, a 29% reduction.

This year we have reduced headcount from 7,100 to 5,500 a 23% reduction.  Onshore headcount has been reduced from 1,200 to 850 and offshore from 5,900 to 4,650.

G&A costs for full-year 2016 are projected to be approximately $220 million, down from $248 million in 2015 and $315 million in 2014.

Newbuilding Program
We continue to make good progress on deferring newbuild deliveries.  During the third quarter and for the fourth quarter to date we have concluded the following agreements:

1.
During October North Atlantic Drilling announced an amendment to the agreement for the West Rigel with Jurong Shipyard Pte Ltd ("Jurong"), which extends the delivery deferral period to January 6, 2017. The extension allows the parties to continue to explore commercial opportunities for the unit. In the event no employment is secured for the unit and no alternative transaction is completed, the Company and Jurong will form a Joint Asset Holding Company for joint ownership of the unit, to be owned 23% by the Company and 77% by Jurong.

2.
During October Sevan Drilling Ltd ("the Company") and Cosco agreed to exercise the third six-month option to extend the deferral agreement to 15 April 2017. Cosco will refund $26.3 million, or 5% of the contract price, plus other associated costs during the Fourth Quarter of 2016. The final delivery installment has been amended to $499.7 million, representing 95% of the $526.0 million contract price.

Discussions continue to progress with the shipyards regarding further deferments.

Operations
During the third quarter economic utilization was 95% (Q2 2016: 98%).  The West Orion, West Phoenix, West Alpha, West Pegasus and Sevan Driller completed their contracts, while the West Eclipse and West Vigilant returned to service.

The third quarter status and performance of the Group's delivered rig fleet is as follows:\

As at September 30	SDRL	SDLP	Seamex	Seadrill Group
Operating floaters	9	6	0	15
Operating floaters economic utilization	94%	95%	-	94%
Idle floaters	10	2	0	12

Operating jack-ups	12	0	5	17
Operating jack-up economic utilization	97%	-	99%	98%
Idle jack-ups	7	0	0	7

Operating tender rigs	0	2	0	2
Operating tender rigs economic utilization	-	97%	-	97%
Idle tender rigs	0	1	0	1

Total operating rigs	21	8	5	34
Total operating rigs economic utilization	95%	95%	99%	95%
Total idle rigs	17	3	0	20
Total rigs	38	11	5	54

Commercial Developments
During the third quarter:

•
The jack-ups AOD I and AOD II received three year contract extensions from Saudi Aramco expiring in June 2019 and July 2019, respectively. The extensions are in direct continuation of the current contracts and have added approximately $225 million in contract backlog.

•
The West Castor secured a new one-year contract with ENI in Mexico commencing in December 2016, resulting in a $40 million increase in backlog which includes the provision of onshore logistics services.

•	The West Vigilant secured a 3 month contract under the existing agreement with Repsol in Malaysia commencing in August, resulting in a $10 million increase in backlog.

•	The jack-up AOD III received an 83 day contract extension from Saudi Aramco expiring in December 2016, resulting in a $9 million increase in contract backlog.

•
The West Ariel was moved to non-operating flotel mode and the dayrate was reduced to $120,000 per day from July 2016 through the remainder of its contract term, ending in February 2018, resulting in a $20 million reduction in backlog.

•
The West Freedom backlog was reduced by $16 million resulting from a discounted rate in 2016 related to non-operating flotel period. The West Freedom also received an extension to June 30, 2017, which is included in the backlog reduction, Cardon IV expect to recommence operations at a rate of $225,000 per day in early 2017.

•
The West Pegasus received a notice of termination from Pemex for the drilling contract effective August 16, 2016 resulting in a potential backlog reduction of $266 million. Seadrill has disputed the grounds for termination and is reviewing its legal options.

•
The West Epsilon received notice of cancellation from Statoil effective mid-October 2016.  The unit was previously contracted until the end of December 2016.  In accordance with contractual terms, a lump sum payment of approximately $11 million is payable by Statoil.

Additionally, during the fourth quarter to date we have concluded the following commercial agreements:

•	The West Phoenix was awarded a 90 day contract with Total in the UK, West of Shetland. The backlog for the contract is estimated at $17 million.

•
The West Saturn was awarded a one well contract at $225,000 per day with ExxonMobil in Liberia. This is in direct continuation of its current contract with ExxonMobil in Nigeria, which was due to end on December 8, 2016.  This results in an estimated total contract backlog increase of $9 million.

•
Cardon IV exercised their option on the West Freedom to extend the non-operating flotel period by three months to March 31, 2017.  Operations will recommence on April 1, 2017, and will extend to September 30, 2017, at a rate of $225,000 per day.

•
We have agreed to reduce the total remaining contract value on the West Jupiter by $144 million.  The duration of the contract remains unchanged. As part of the agreement, the contract has been amended such that the compensation due in the event Total elected to terminate for convenience would ensure that the Company's backlog remained materially intact. The West Jupiter is currently contracted with Total in Nigeria until December 2019.

Seadrill's order backlog as of November 22, 2016 is $3.0 billion, comprised of $2.2 billion for the floater fleet and $0.8 billion for the Jack-up fleet. The average contract duration is 16 months for floaters and 15 months for Jack-ups.

For the Seadrill Group, total order backlog is $7.0 billion.

Commercial contract renegotiation discussions continue to advance with some customers and the Company continues to look toward finding commercial agreements that are beneficial to both parties in order to be better positioned for future contract awards.

Market Development
While our long term view of the market for high specification drilling rigs remains positive, in the near term the offshore drilling sector remains extremely challenging. Oil prices remained in the $40-50 range during the third quarter, a level that is not sufficient to reverse the declines in oil companies' upstream spending.  It is expected that upstream spending will again decline in 2017, albeit less than the reductions of approximately 27% in 2016 and 24% in 2015.  While the forecasted decline in spending sets the stage for another challenging year in the offshore drilling industry, it is important to recognize that the resetting of costs across the value chain may facilitate increased activity with only a marginal increase in commodity prices.

Oil companies continue to be focused on preserving cash, in some cases consciously allowing the decline rate on producing fields to accelerate as a result of reduced infill drilling and well intervention. Based on the past years of underinvestment and the forecast for 2017, it is expected that decline rates will continue to accelerate.  The longer the period of underinvestment and accelerated decline persists, the more new projects and infill drilling will be required to replace this lost production.

Offshore barrels continue to be competitive from a cost perspective with other sources of supply.  Oil companies are highly invested in offshore and it is a matter of when, rather than if, offshore spending recovers.   Although in the short run incremental oil company spending may be directed to short cycle barrels, including onshore, the full cycle economics of offshore is competitive and will be required to reverse the effects of the last two years of under investment and meet future production requirements.

Floaters
The activity level in the floater market has increased, albeit primarily for short term work at extremely competitive dayrates.  This improvement is from a very low base and utilization in the floater market is expected to get worse before it improves. Older units rolling off contract that are due for a periodic survey and / or require significant capital expenditure to return to the working fleet are likely to be cold stacked and ultimately scrapped. Since the beginning of this downturn 68 floaters have been scrapped and it is reasonable to expect that a significant portion of older units becoming idle over the next months are also ultimately destined for the scrap yard.

The combination of volume returning to the market at a measured pace and accelerated scrapping activity is expected to  lead to a balanced market at some point.  Based on the expected level of scrapping activity and the number of units that are anticipated to be cold stacked, a relatively small increase in spending could meaningfully tighten the floater market.

Jack-ups
The market for high specification jack-ups is expected to bottom earlier than the floater market due to generally shorter contract durations, shorter contract lead times and shelf production being more oriented towards development drilling.  Utilization continues to decline as more units roll off contract than are being contracted for new work, however there continues to be an active spot market centered around Southeast Asia and the Middle East.

Scrapping activity has been relatively modest since the beginning of the current downturn with approximately 5% of the fleet being retired. Over time many older inactive units may ultimately be scrapped however the low carrying cost of idle jack-ups does not compel many rig owners to scrap these units.

With an orderbook of over 100 units and muted scrapping activity, it may be take some time for the jack-up market to return to a healthy utilization level.  Having premium rigs with strong customers is a differentiating factor that can lead to attractive pricing dynamics in some instances.  Premium contractors with an installed base and a demonstrated operational track record are in a beneficial position relative to low specification operators and speculators without an operating history.

Financing Update
Good progress has been made on the overall terms and structure of an agreement with our banks that would re-profile all secured credit facilities to mature in the period from 2020 to 2023, reduce our fixed amortization obligations and amend financial covenants.  We have initiated engagement with bond holders and potential providers of new capital on the other key elements of the plan.

In November 2016, we announced a maturity extension for the West Eminence credit facility from December 31, 2016 to April 30, 2017.  This extension ensures no debt maturities until April 2017 and time to continue negotiations with banks, bondholders and new capital participants as well as time to implement the agreement.

Guidance

Fourth Quarter 2016
With a number of our units coming off contract and the impact of lower day rates, EBITDA will be lower for the fourth quarter, at around $340 million.  This is based on fourth quarter expected Operating Income of $146 million.

The following units are expected to have a full quarter of idle time during the fourth quarter:

•	West Orion
•	West Alpha
•	West Hercules
•	Sevan Driller
•	West Phoenix
•	West Pegasus
•	West Epsilon

The following units will have lower dayrates compared to the third quarter:
•	West Jupiter
•	AOD III

These reductions will be partially offset by the expected contract commencement of the West Castor in December

Operationally, performance in the fourth quarter is strong with 98% utilization quarter to date.

Forward-Looking Statements
This news release includes forward-looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates.  These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company's fleet, the cost and timing of shipyard and other capital projects,  the performance of the drilling rigs in the Company's fleet, delay in payment or disputes with customers, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions changes in governmental regulations that affect the Company or the operations of the Company's fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally.  Consequently, no forward-looking statement can be guaranteed.  When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company's filings with the SEC, including its Annual Report on Form 20-F.

The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

November 22, 2016
The Board of Directors
Seadrill Limited
Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd. represented by:

Per Wullf:	Chief Executive Officer and President
Mark Morris:	Chief Financial Officer
John Roche:	Vice President Investor Relations

Media contacts:
Iain Cracknell
Director of Communications
Seadrill Management Ltd.
+44 (0) 2088 114700

Bell Pottinger +44 (0) 2037 722500

Appendix - Reconciliation of certain underlying financial measures with the reported results

Reconciliation of Operating Income to EBITDA
EBITDA is defined as 'Earnings Before Interest, Tax, Depreciation and Amortization'  and has been calculated by taking operating income plus depreciation and amortization but excluding gains or losses on disposals and impairment charges against goodwill. Contingent consideration realized relates to Seadrill's ongoing residual interest in the West Vela and West Polaris customer contracts, and has been included within EBITDA. Additionally, in any given period the Company may have significant, unusual or non-recurring gains or losses which it may exclude from its Non GAAP earnings for that period. When applicable, these items would be fully disclosed and incorporated into the required reconciliations from US GAAP to Non GAAP measures.

(in $ million)	Q4 2016 Guidance	Q3 2016	Q2 2016	Q3 2015
Operating Income/(loss)	146	247	364	(291)
Depreciation and amortization	194	194	193	192
Gain on disposal	—	—	—	82
Loss on Goodwill Impairment	—	—	—	563
EBITDA	340	441	557	546

Calculation of basic and diluted per share data
(in $ million)	Q3 2016
Net loss	(656)
Add back:
Impairment of investments	882
Non-cash mark to market movements on derivatives	(91)
Net income excluding non-recurring items and non-cash mark to market movement on derivatives	135

Attributable to NCI	(6)
Attributable to parent	141

Underlying basic and diluted weighted average shares in issue (million)	507

Underlying basic and diluted EPS excluding non-recurring items and non-cash mark to market movement on derivatives ($ per share)	$0.28

Calculation of net interest bearing debt
(in $ million)	Q3 2016	Q2 2016	Q3 2015
Interest bearing debt
Current portion of long-term debt	3,136	2,347	1,645
Long-term debt	6,728	7,717	9,319
Long-term debt due to related parties	334	337	395
Total interest bearing debt	10,198	10,401	11,359

Cash and cash equivalents	1,250	1,287	1,181

Net interest bearing debt	8,948	9,114	10,178

Reconciliation of reported to underlying figures
(in $ million)	Q3 2016 As reported	Exclusions	Q3 2016 Underlying
Total Operating Revenue	743	—	743
EBITDA	441	—	441
Margin (%)	59%		59%
Operating income	247	—	247
Net Interest bearing debt	8,948	—	8,948

There were no exclusions for Q3 2016.

(in $ million)	Q3 2015 As reported	Exclusions	Q3 2015 Underlying
Total Operating Revenue	985	—	985
EBITDA	546	—	546
Margin (%)	55%		55%
Operating (loss)/income	(291)	645	354
Net Interest bearing debt	10,178	—	10,178

Q3 2015 Underlying represents reported numbers adjusted for non-recurring items, for the purposes of comparability. The adjustments made are as follows:
•	Operating loss: exclusion of goodwill impairment of $563 million and loss on disposals $82 million.

(in $ million)	Q2 2016 As reported	Exclusions	Q2 2016 Underlying
Total Operating Revenue	868	—	868
EBITDA	557	—	557
Margin (%)	64%		64%
Operating income	364	—	364
Net Debt	9,114	—	9,114

There were no exclusions for Q2 2016.

Seadrill Limited

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three and nine months ended September 30, 2016 and 2015
(In $ millions)		Three Months Ended September 30,		Nine Months Ended September 30,
		2016	2015	2016	2015
Operating revenues
Contract revenues		657	903	2,274	3,104
Reimbursable revenues		15	28	49	76
Other revenues		71	54	179	196
Total operating revenues		743	985	2,502	3,376

(Loss)/gain on disposals	*	—	(82)	—	30
Contingent consideration realized	*	5	19	15	28

Operating expenses
Vessel and rig operating expenses	*	243	374	781	1,242
Reimbursable expenses		13	29	45	70
Depreciation and amortization		194	192	587	582
Loss on Goodwill impairment		—	563	—	563
General and administrative expenses	*	51	55	165	181
Total operating expenses		501	1,213	1,578	2,638

Operating income		247	(291)	939	796

Financial items and other income and expense
Interest income	*	17	15	53	49
Interest expense	*	(98)	(105)	(305)	(317)
Loss on impairment of investments		(882)	(1,274)	(906)	(1,274)
Share in results from associated companies (net of tax)		67	(39)	164	71
Gain/(loss) on derivative financial instruments	*	53	(177)	(94)	(314)
Gain on debt extinguishment		—	8	47	8
Foreign exchange (loss)/gain		(11)	4	(16)	32
Gain on sale of tender rig business		—	—	—	22
Other financial items and other income, net	*	—	(7)	15	35
Total financial items and other (expense) and income, net		(854)	(1,575)	(1,042)	(1,688)

Loss before income taxes		(607)	(1,866)	(103)	(892)

Income tax expense		(49)	(34)	(189)	(137)
Net loss		(656)	(1,900)	(292)	(1,029)

Net income attributable to the non-controlling interest		1	(71)	31	(6)
Net loss attributable to the parent		(657)	(1,829)	(323)	(1,023)

Basic loss per share (US dollar)		(1.29)	(3.70)	(0.64)	(2.07)
Diluted loss per share (US dollar)		(1.29)	(3.70)	(0.64)	(2.07)

* Includes transactions with related parties. Refer to Note 17.
See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2016 and 2015

(In $ millions)	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015

Net loss	(656)	(1,900)	(292)	(1,029)
Other comprehensive income/(loss), net of tax:
Change in unrealized gain/(loss) on marketable securities, net	(47)	(178)	(35)	(298)
Other than temporary impairment of marketable securities, reclassification to statement of operations	153	741	164	741
Change in unrealized foreign exchange differences	—	—	—	(10)
Change in actuarial gain relating to pension	4	3	10	24
Change in unrealized loss on interest rate swaps in VIEs and subsidiaries	2	(2)	—	(2)
Share of other comprehensive loss from associated companies	7	7	(3)	7
Other comprehensive income:	119	571	136	462

Total comprehensive loss for the period	(537)	(1,329)	(156)	(567)

Comprehensive income/(loss) attributable to the non-controlling interest	4	(68)	34	(1)
Comprehensive loss attributable to the parent	(541)	(1,261)	(190)	(566)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
UNAUDITED CONSOLIDATED BALANCE SHEETS
as of September 30, 2016 and December 31, 2015
(In $ millions)	September 30, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	1,250	1,044
Restricted cash	117	50
Marketable securities	93	96
Accounts receivables, net	630	718
Amount due from related parties	493	639
Other current assets	324	395
Total current assets	2,907	2,942
Non-current assets
Investment in associated companies	2,014	2,590
Marketable securities	—	228
Newbuildings	1,518	1,479
Drilling units	14,488	14,930
Restricted cash	32	198
Deferred tax assets	73	81
Equipment	43	46
Amount due from related parties non-current	520	517
Assets held for sale - non-current	128	128
Other non-current assets	320	331
Total non-current assets	19,136	20,528
Total assets	22,043	23,470
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	3,136	1,489
Trade accounts payable	122	141
Short-term amounts due to related parties	110	152
Other current liabilities	1,525	1,684
Total current liabilities	4,893	3,466
Non-current liabilities
Long-term debt	6,728	9,054
Long-term debt due to related parties	334	438
Deferred tax liabilities	188	136
Other non-current liabilities	131	401
Total non-current liabilities	7,381	10,029
Equity
Common shares of par value US$2.00 per share: 800,000,000 shares authorized 504,444,280 outstanding at September 30, 2016 (December 31, 2015, 492,759,940)	1,008	985
Additional paid in capital	3,298	3,275
Contributed surplus	1,956	1,956
Accumulated other comprehensive income/(loss)	13	(120)
Retained earnings	2,961	3,275
Total shareholders' equity	9,236	9,371
Non-controlling interest	533	604
Total equity	9,769	9,975
Total liabilities and equity	22,043	23,470

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended September 30, 2016 and 2015

(In $ millions)	Nine Months Ended September 30,
	2016	2015
Cash Flows from Operating Activities
Net loss	(292)	(1,029)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	587	582
Amortization of deferred loan charges	36	30
Amortization of unfavorable contracts	(52)	(95)
Gain on sale of tender rig business	—	(22)
Share of results from associated companies	(164)	(73)
Share-based compensation expense	6	5
Gain on disposals and deconsolidations	—	(30)
Contingent consideration realized	(15)	(28)
Unrealized loss related to derivative financial instruments	(17)	133
Loss on Goodwill impairment	—	563
Loss on impairment of investments	906	1,274
Dividends received from associated companies	48	196
Deferred income tax	60	17
Unrealized foreign exchange loss/(gain) on long-term debt	35	(77)
Payments for long-term maintenance	(75)	(70)
Gain on debt extinguishment	(47)	(8)
Other, net	(5)	(7)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	88	257
Trade accounts payable	(38)	33
Prepaid expenses/accrued revenue	12	(26)
Deferred revenue	(101)	(60)
Related party receivables	(59)	118
Related party payables	(24)	(47)
Other assets	33	—
Other liabilities	(83)	(146)
Net cash provided by operating activities	839	1,490

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
for the nine months ended September 30, 2016 and 2015

(In $ millions)	Nine Months Ended September 30,
	2016	2015
Cash Flows from Investing Activities
Additions to newbuildings	(39)	(583)
Additions to drilling units and equipment	(66)	(259)
Proceeds from contingent consideration	76	19
Refund of yard installments	26	—
Sale of business, net of cash disposed	—	1,183
Change in restricted cash	(62)	(59)
Investment in associated companies	(16)	(187)
Loans granted to related parties	(89)	(380)
Payments received from loans granted to related parties	228	219
Proceeds from disposal of marketable securities	195	—
Net cash provided by/(used in) investing activities	253	(47)

Cash Flows from Financing Activities
Proceeds from debt and revolving lines of credit	—	1,316
Repayments of debt and revolving lines of credit	(774)	(2,387)
Debt fees paid	(26)	(16)
Repayments of debt to related party	(76)	—
Dividends paid to non-controlling interests	(7)	(7)
Purchase of treasury shares	(10)	—
Net cash used in financing activities	(893)	(1,094)

Effect of exchange rate changes on cash	7	1

Net increase in cash and cash equivalents	206	350
Cash and cash equivalents at beginning of the period	1,044	831
Cash and cash equivalents at the end of period	1,250	1,181

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the nine months ended September 30, 2016 and 2015

(In $ millions)	Common shares	Additional paid-in capital	Contributed surplus	Accumulated Other Comprehensive Loss	Retained earnings	Total equity before NCI	NCI	Total equity
Balance at December 31, 2014	985	3,258	1,956	(448)	4,013	9,764	626	10,390
Sale and purchase of treasury shares, net	—	10	—	—	—	10	—	10
Share based compensation charge	—	5	—	—	—	5	—	5
Sale of NCI	—	—	—	—	—	—	(4)	(4)
Other comprehensive (loss)/income	—	—	—	457	—	457	5	462
Distributions to non-controlling interests	—	—	—	—	—	—	(7)	(7)
Net loss	—	—	—	—	(1,023)	(1,023)	(6)	(1,029)
Balance at September 30, 2015	985	3,273	1,956	9	2,990	9,213	614	9,827

Balance at December 31, 2015	985	3,275	1,956	(120)	3,275	9,371	604	9,975
Sale and purchase of treasury shares, net	(8)	(2)	—	—	—	(10)	—	(10)
Share-based compensation charge	—	—	—	—	7	7	—	7
Historical stock option reclassification	—	(2)	—	—	2	—	—	—
Bond conversion	31	27	—	—	—	58	—	58
Other comprehensive income	—	—	—	133	—	133	3	136
Dividend to Non-controlling interests in VIEs	—	—	—	—	—	—	(105)	(105)
Net (loss)/income	—	—	—	—	(323)	(323)	31	(292)
Balance at September 30, 2016	1,008	3,298	1,956	13	2,961	9,236	533	9,769

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information

Seadrill Limited is incorporated in Bermuda and is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. We provide offshore drilling services to the oil and gas industry. As of September 30, 2016 we owned and operated 38 offshore drilling units, had 13 units under construction and an additional unit classified as held for sale. Our fleet consists of drillships, jack-up rigs and semi-submersible rigs for operations in shallow and deepwater areas, as well as benign and harsh environments.

As used herein, and unless otherwise required by the context, the term "Seadrill" refers to Seadrill Limited and the terms "Company", "we", "Group", "our" and words of similar import refer to Seadrill and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared on the same basis as the Company's audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments that are considered necessary for a fair statement of the Company's financial statements in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The accompanying unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with our annual financial statements filed with the SEC on Form 20-F for the year ended December 31, 2015. The amounts are presented in United States dollar ("US dollar") rounded to the nearest million, unless stated otherwise.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited consolidated financial statements for the year ended December 31, 2015 except as discussed below or unless otherwise included in these unaudited interim financial statements as separate disclosures.

Dividends from Seadrill Partners Common Units

Historically the Company presented the dividend income received from Seadrill Partners Common Units within "Share in results from associated companies". From the period ended September 30, 2015, the Company has elected to present this income separately within "Other financial items" in order to distinguish the income from Seadrill Partners Common Units, which is accounted for as a "Marketable Security", to income from the Company's other investments in Seadrill Partners, which are accounted for as "Investment in associated companies" under the equity method and cost method. Accordingly the Company has re-presented income of $18 million for the three months ended September 30, 2015 and $55 million for the nine months ended September 30, 2015 from "Share in results from associated companies" to "Other financial items" on the statement of operations.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which changes guidance related to both the variable interest entity (VIE) and voting interest entity (VOE) consolidation models. With respect to the VIE model, the standard changes, among other things, the identification of variable interests associated with fees paid to a decision maker or service provider, the VIE characteristics for a limited partner or similar entity, and the primary beneficiary determination. With respect to the VOE model, the ASU eliminates the presumption that a general partner controls a limited partnership or similar entity unless the presumption can otherwise be overcome. Under the new guidance, a general partner would largely not consolidate a partnership or similar entity under the VOE model. The Company adopted this ASU effective January 1, 2016. The adoption of this ASU did not impact the Company's consolidated financial statements and related disclosures.

In April 2015, the FASB issued ASU 2015-05, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer's Accounting for Fees Paid in a Cloud Computing Arrangement, which provides explicit guidance about a customer's accounting for fees paid in a cloud computing arrangement. Under the ASU, if a cloud computing arrangement includes a software license, then the software license element of the arrangement should be accounted for consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the arrangement should be accounted for as a service contract. The Company adopted this ASU prospectively to arrangements entered into, or materially modified beginning January 1, 2016. The adoption of this ASU did not impact the Company's consolidated financial statements and related disclosures.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The guidance further requires that the acquirer record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date and present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The Company adopted this ASU effective January 1, 2016 with prospective application. The adoption of this ASU did not impact the Company's consolidated financial statements and related disclosures.

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements.  This new standard supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. The new standard also requires additional qualitative and quantitative disclosures. In April 2015 the FASB proposed to defer the effective date of the guidance by one year.  Based on this proposal, public entities would need to apply the new guidance for annual and interim periods beginning after December 15, 2017,  and shall be applied, at the Company's option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption.  Early adoption is not permitted until periods beginning after December 15, 2016. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which provides new authoritative guidance with regards to management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The ASU will be effective for all entities in the first annual period ending after December 15, 2016 (December 31, 2016 for calendar year-end entities) and early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which made targeted improvements to the recognition and measurement of financial assets and financial liabilities. The update changes how entities measure equity investments that do not result in consolidation and are not accounted for under the equity method and how they present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The new guidance also changes certain disclosure requirements and other aspects of current US GAAP. The guidance will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years and early adoption is permitted in some cases. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-07, Investments-Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting. The update eliminates the requirement that an investor retrospectively apply equity method accounting when an investment that it had accounted for by another method initially qualifies for use of the equity method. The guidance will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The update clarifies principal vs agent accounting of the new revenue standard. The guidance will be effective for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company's option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption.  Early adoption is not permitted until periods beginning after December 15, 2016. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The update simplifies the accounting for share based payment transactions. The guidance will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The update provides more clarification about identifying performance obligations and licensing. The guidance will be effective for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company's option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption.  Early adoption is not permitted until periods beginning after December 15, 2016. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The update provide some further guidance on assessing the collectability criteria, presentation of sales tax and other similar taxes collected from customers, noncash considerations and certain other matters related to transition and technical corrections. The guidance will be effective for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company's option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption.  Early adoption is not permitted until periods beginning after December 15, 2016. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The guidance will be effective January 1, 2020, with early adoption permitted. Entities are required to apply the standard's provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments based on a consensus of the Emerging Issues Task Force (EITF), to address the classification of certain cash receipts and cash payments on the statement of cash flows. The new guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The guidance will be effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. Entities are required to apply the guidance retrospectively. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

Note 3 – Segment information

Operating segments

The Company provides offshore drilling services to the oil and gas industry. Our business has been organized into segments based on differences in management structure and reporting, economic characteristics, customer base, asset class, and contract structure. We currently operate in the following segments:

Floaters: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts for this segment relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters.

Jack-up rigs: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts for this segment relate to jack-up rigs for operations in harsh and benign environments.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Other: Primarily consists of rig management services.

Segment results are evaluated on the basis of operating profit, and the information given below is based on information used for internal management reporting. The accounting principles for the segments are the same as for our consolidated financial statements.

Total revenue
(In $ millions)	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Floaters	528	647	1,754	2,262
Jack-up rigs	199	306	679	1,011
Other	16	32	69	103
Total	743	985	2,502	3,376

Depreciation and amortization
(In $ millions)	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Floaters	143	140	433	423
Jack-up rigs	51	51	154	158
Other	—	1	—	1
Total	194	192	587	582

Operating income - Net Income
(In $ millions)	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Floaters	182	(410)	689	223
Jack-up rigs	62	114	240	562
Other	3	5	10	11
Operating income	247	(291)	939	796
Unallocated items:
Total financial items and other	(854)	(1,575)	(1,042)	(1,688)
Income taxes	(49)	(34)	(189)	(137)
Net Income	(656)	(1,900)	(292)	(1,029)

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Drilling Units and Newbuildings - Total Assets
(In $ millions)	As of September 30, 2016	As of December 31, 2015
Floaters	11,904	12,189
Jack-up rigs	4,102	4,220
Total Drilling Units and Newbuildings	16,006	16,409

Unallocated items:
Assets held for sale	128	128
Investments in associated companies	2,014	2,590
Marketable securities	93	324
Cash and restricted cash	1,399	1,292
Other assets	2,403	2,727
Total Assets	22,043	23,470

Capital expenditures – fixed assets
(In $ millions)	Nine Months Ended September 30,
	2016	2015
Floaters	148	842
Jack-up rigs	30	79
Total	178	921

Note 4 - (Loss)/gain on disposals and contingent consideration
(In $ millions)	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
(Loss)/gain on disposals
Loss on disposal of West Polaris to Seadrill Partners	—	(2)	—	(77)
Gain on SeaMex deconsolidation	—	—	—	186
West Mira cancellation	—	(80)	—	(80)
Other	—	—	—	1
Total (Loss)/gain on disposals	—	(82)	—	30

Contingent Consideration realized - $'m
Polaris earn out realized	2	15	6	17
Vela earn out realized	3	4	9	11
Total Contingent Consideration recognized	5	19	15	28

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Disposals for the period ended September 30, 2016

Nothing to report for this period.

Disposals for the year ended December 31, 2015

West Rigel

On December 2, 2015, the West Rigel was classified as an Asset held for sale.  As at the transfer date the West Rigel held assets at its book value of $210 million and a loss on disposal of $82 million was recognized. Please refer to Note 20 for more details. The expected recoverable value of $128 million is classified as an Asset held for sale on the Balance Sheet for the period ended September 30, 2016.

Cancellation of the West Mira

On September 14, 2015, the Company cancelled the construction contract for the West Mira with Hyundai Samho Heavy Industries Co Ltd. ("HSHI"), due to the Shipyard's inability to deliver the unit within the timeframe required under the contract. The carrying value of the newbuild at the date of cancellation was $315 million, which included $170 million of pre-delivery installments paid to HSHI, with the remainder relating to purchased equipment, internally capitalized construction costs and capitalized interest. Under the contract terms, the Company has the right to recoup the $170 million in pre-delivery installments, plus accrued interest.

On October 12, 2015, HSHI launched arbitration proceedings under the contract.  HSHI have claimed that Seadrill's cancellation was a repudiatory breach and claim they were due various extensions of time.  The Company refutes this vigorously, and believes it has the contractual right to recover the $170 million in pre-delivery installments, plus accrued interest and legal costs. The recovery is however now not expected until the conclusion of an arbitration process under English law, which is expected to take up to two years.

Based both on management's assessment of the facts and circumstances, and advice from external counsel, who have been engaged for the arbitration process, the Company believes the recovery of the installment, plus accrued interest, is probable, as defined by US GAAP.  As such, the Company has reclassified from "Newbuildings", a receivable of $170 million plus accrued interest of $29 million, which is presented in "Other non-current assets" on the balance sheet.  The Company will continue to assess the recoverability throughout the arbitration process.

The Company redeployed a portion of equipment, totaling $48 million, within Seadrill's remaining fleet, and did not write off these amounts. The resulting net loss on disposal recognized was $80 million, which is included in "(Loss)/gain on disposals" in the Statement of Operations.
(In $ millions)	As at September 14, 2015
West Mira book value	315
Less: equipment redeployed	(48)
Net book value disposed	267
Less: Yard Installments recoverable	(170)
Less: interest accrued on installment	(29)
Provisions for onerous commitments	12
Net Loss on disposal	80

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Disposal of the West Polaris

On June 19, 2015, the Company sold the entities that owned and operated the West Polaris (the "Polaris business"), to Seadrill Operating LP ("Seadrill Operating"), a consolidated subsidiary of Seadrill Partners LLC and 42% owned by the Company. The entities continue to be related parties subsequent to the sale.

The purchase price consisted of an initial enterprise value of $540 million, less debt assumed of $336 million. The fair value of consideration recognized on disposal was $235 million, which comprised of $204 million of cash consideration, and a working capital adjustment of $31 million, due to the net working capital of the Polaris business being greater than the required working capital prescribed in the sale and purchase agreement.

Additional contingent consideration in the form of a seller's credit of $50 million is also potentially due from Seadrill Partners in 2021, which will carry interest at a rate of 6.5% per annum. The repayment of the seller's credit is contingent on the future re-contracted day rate.  During the three year period following the completion of the current customer contract, the final amount payable will be adjusted downwards to the extent the average re-contracted operating day rate (net of commissions), adjusted for utilization over the period, is less than $450 thousand per day. If the rig is off contract during this period, the reduction is equal to $450 thousand per day.

In addition, the Company may be entitled to receive further contingent consideration from Seadrill Partners, consisting of (a) any day rates earned by Seadrill Partners in excess of $450 thousand per day, adjusted for daily utilization, tax and agency commission for the remainder of the ExxonMobil contract completing in March 2018 and (b) 50% of any day rate earned above $450 thousand per day, adjusted for daily utilization, tax and agency commission fee after the conclusion of the existing contract until 2025. In February 2016, the drilling contract with ExxonMobil was amended such that the day rate for the West Polaris was reduced from $653 thousand per day to $490 thousand per day, effective January 1, 2016.

The Company's accounting policy is not to recognize contingent consideration before it is considered realizable and has therefore not recognized on disposal any amounts receivable relating to the elements of consideration which are contingent on future events.  From the disposal date of the West Polaris on June 19, 2015 to September 30, 2016, the Company has recognized $38 million in contingent consideration, as it became realized, within "Contingent consideration realized" included within operating income.

The loss recognized at the time of disposal of the Polaris business was $75 million, after taking into account a goodwill allocation of $41 million. The loss has been presented in our consolidated statement of operations, under "(Loss)/gain on disposals" included within operating income and attributable to the floaters segment.
(In $ millions)	As at June 19, 2015
Initial enterprise value	540
Less: Debt assumed	(336)
Initial purchase price	204

Plus: Working capital adjustment	31
Adjusted initial purchase price	235

Cash	204
Plus: Working capital receivable	31
Fair value of purchase consideration recognized on disposal	235

Less: net carrying value of assets and liabilities	(269)
Less: allocated goodwill to subsidiaries	(41)
Initial loss on disposal recognized for the six months ended June 30, 2015	(75)
Measurement period adjustments *	(2)
Loss on disposal recognized for the year ended December 31, 2015	(77)

Contingent consideration realized since disposal	38

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Under the terms of various agreements between Seadrill and Seadrill Partners LLC, entered into in connection with the initial public offering of Seadrill Partners LLC, Seadrill will continue to provide management, technical and administrative services to the Polaris business.  See further discussion in Note 17 to the consolidated financial statements for details of these services and agreements.

The sale of the Polaris business does not qualify for reporting as a discontinued operation as the sale of the Polaris business is not considered to represent a strategic shift expected to have a major effect on the Company's operations and financial results.

*
During the second half of 2015, subsequent to the deconsolidation, certain immaterial measurement period adjustments were made to the values of the net assets as at the date of disposal, which increased the initial loss recognized by $2 million.

SeaMex Limited

During the year ended December 31, 2014, the Company entered into a joint venture agreement with an investment fund controlled by Fintech Advisory Inc. ("Fintech"), for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex. The West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs ("the jack-up drilling rigs") were included within the joint venture. The transaction was completed on March 10, 2015, when Fintech subscribed for a 50% ownership interest in the joint venture company, SeaMex Limited ("SeaMex"), which was previously 100% owned by the Company, and SeaMex simultaneously purchased the jack-up drilling rigs from Seadrill Limited.

As a result of the transaction the Company no longer controls the entities that own and operate these jack-up drilling units (the "Disposal Group"), and accordingly the Company has deconsolidated certain entities as of March 10, 2015, and has recognized its remaining 50% investment in the joint venture at fair value.  The fair value of the retained 50% equity interest in the SeaMex joint venture was determined by reference to the price paid by Fintech to obtain a 50% equity interest in the Disposal Group from Seadrill.  Seadrill accounts for its 50% investment in the joint venture under the Equity Method.

Total consideration in respect of the Disposal Group was $1,077 million from SeaMex to Seadrill.  This was comprised of net cash of $586 million, a Seller's credit receivable of $250 million, short term related party receivable balances of $90 million and direct settlement of Seadrill's debt facilities relating to the West Oberon amounting to $150 million.   Subsequently, $162 million of related party balance was received when the West Titania was refinanced.  The Seller's credit bears interest at a rate of LIBOR plus a margin of 6.50% and matures in December 2019.  See Note 17 to the consolidated financial statements for further details on the related party balances.

Seadrill utilized the cash consideration to repay outstanding debt facilities in respect of the West Courageous, West Defender, West Intrepid and West Titania. See further details in Note 12 to the consolidated financial statements.

The total recognized gain on disposal was $186 million, after taking into account a goodwill allocation of $49 million, which has been presented in our consolidated statement of operations, under "(Loss)/gain on disposals" included within operating income.

The Company has not presented this Disposal Group as a discontinued operation in the statement of operations as it does not represent a strategic shift that has (or will have) a major effect on the Company's operations and financial results.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In $ millions)	As at March 10, 2015
FAIR VALUE OF CONSIDERATION RECEIVED
Net cash consideration received	749
Seller's credit recognized	250
Direct repayment of debt by the JV on behalf of Seadrill	150
Consideration receivable in respect of West Titania	162
Other related party balances payable	(71)
Cash paid to acquire 50% interest in the JV	(163)
Fair value of consideration received	1,077

FAIR VALUE OF RETAINED 50% INVESTMENT IN SEAMEX LIMITED	163

CARRYING VALUE OF NET ASSETS
Current assets
Cash and cash equivalents	40
Deferred tax assets - short term	8
Other current assets	20
Total current assets	68

Non-current assets
Drilling units	969
Deferred tax asset - long term	4
Other non-current assets	86
Goodwill	49
Total non-current assets	1,108
Total assets	1,176

LIABILITIES
Current liabilities
Trade accounts payable	(1)
Other current liabilities	(61)
Total current liabilities	(62)

Non-current liabilities
Other non-current liabilities	(60)
Total non-current liabilities	(60)
Total liabilities	(122)
Carrying value of net assets	1,054

Initial gain on disposal recognized for the six months ended June 30, 2015	186
Measurement period adjustments *	(5)
Gain on disposal recognized for the year ended December 31, 2015	181

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In connection with the JV agreement, SeaMex entered into a management support agreement with Seadrill Management Ltd, a wholly owned subsidiary of the Company, pursuant to which Seadrill Management Ltd. provides SeaMex with certain management and administrative services. The services provided by Seadrill Management Ltd. are charged at cost plus management fee of 8% of Seadrill's costs and expenses incurred in connection with providing these services. The agreement can be terminated by SeaMex by providing 120 days written notice.

*
During the second half of 2015, subsequent to the deconsolidation, certain immaterial measurement period adjustments were made to the values of the net assets as at the date of deconsolidation, which reduced the initial gain recognized by $5 million.

Note 5 – Taxation

The effective tax rate for the nine months ended September 30, 2016 and 2015 was (183.5)% and (15.4)%, respectively. The income tax expense increased $52 million for the nine months ended September 30, 2016 as compared to the nine months ended September 30, 2015. The changes are primarily attributable to a change in balance of the relative components of our estimated 2016 earnings, with more earned in jurisdictions with higher tax rates. In addition, book discrete losses, for which no benefits were recognized, were higher during 2016. The Company has also recognized liabilities related to uncertain tax positions and other adjustments associated with prior periods.

Note 6 – Earnings per share

The computation of basic earnings per share ("EPS") is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:
(In $ millions)	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Net loss attributable to the parent	(657)	(1,829)	(323)	(1,023)
Less: Allocation to participating securities	5	4	2	2
Net loss available to shareholders	(652)	(1,825)	(321)	(1,021)
Effect of dilution	—	—	—	—
Diluted net loss available to shareholders	(652)	(1,825)	(321)	(1,021)

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The components of the denominator for the calculation of basic and diluted EPS are as follows:
(In millions)	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Basic earnings per share:
Weighted average number of common shares outstanding	507	493	500	493
Diluted earnings per share:
Weighted average number of common shares outstanding	507	493	500	493
Effect of dilutive share options	—	—	—	—
Effect of dilutive convertible bonds	—	—	—	—
Weighted average number of common shares outstanding adjusted for the effects of dilution	507	493	500	493

Basic loss per share (US dollar)	(1.29)	(3.70)	(0.64)	(2.07)
Diluted loss per share (US dollar)	(1.29)	(3.70)	(0.64)	(2.07)

Note 7 – Marketable securities

The historic cost of marketable securities is marked to market, with changes in fair value recognized in "Other comprehensive income" ("OCI").

Marketable securities held by the Company are equity securities considered to be available-for-sale securities. The following tables summarize the carrying values of the marketable securities in the balance sheet:
	As at September 30, 2016
(In $ millions)	Amortized cost	Cumulative unrealized fair value gains/(losses)	Carrying value
SapuraKencana	—	—	—
Seadrill Partners - Common Units	93	—	93
Total	93	—	93

	As at December 31, 2015
(In $ millions)	Amortized cost	Cumulative unrealized fair value gains/(losses)	Carrying value
SapuraKencana	206	22	228
Seadrill Partners - Common Units	247	(151)	96
Total	453	(129)	324

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Marketable securities and changes in their carrying value are as follows:
	Nine Months Ended September 30, 2016
(In $ millions)	Gross realized gains	Gross realized losses	Gross Unrealized gains	Gross Unrealized losses	Gross proceeds from disposals	Recognition and purchases	Gain/(loss) reclassified into income
SapuraKencana	—	—	—	(33)	195	—	(11)
Seadrill Partners - Common Units	—	—	—	(2)	—	—	(153)
Total	—	—	—	(35)	195	—	(164)

	Nine Months Ended September 30, 2015
(In $ millions)	Gross realized gains	Gross realized losses	Gross Unrealized gains	Gross Unrealized losses	Gross proceeds from disposals	Recognition and purchases	Gain/(loss) reclassified into income
SapuraKencana	—	—	—	(119)	—	—	(167)
Seadrill Partners - Common Units	—	—	—	(179)	—	—	(574)
Total	—	—	—	(298)	—	—	(741)

SapuraKencana

On April 27, 2016, the Company sold its entire shareholding in SapuraKencana for proceeds of $195 million, net of transaction costs. In the period ending March 31, 2016 we recognized a net impairment charge to bring the carrying value of the asset to the realized value of $195 million. As a result, we reclassified the accumulated unrecognized gains of $22 million as of December 31, 2015, out of Other Comprehensive Income into earnings during the period. The resulting net impairment was a loss of $11 million, which is recognized within "Loss on impairments of investments" in the Statement of Operations.

Seadrill Partners - Common Units

The Company's ownership interest in Seadrill Partners' common units is 28.6% of total outstanding units as of September 30, 2016.

Seadrill deconsolidated Seadrill Partners in January 2014, recognizing its investment in common units at market value of $30.60. Seadrill also purchased further units in 2014 at a similar price. From October 2014 the share price began to fall to a position as at   September 30, 2016, where the market price was at $3.53.

In September 2015, the Company impaired the investment, recognizing an impairment charge of $574 million. During the period between September 30, 2015 and September 30, 2016, Seadrill Partners' unit price fell by approximately 62%, on both a spot price and trailing three-month average basis.  At September 30, 2016, management determined that the investment in Seadrill Partners' common units was other than temporarily impaired due to the length and severity of the reduction in value below historic cost.  As a result the Company has further impaired the investment, recognizing an impairment charge of $153 million within "Loss on impairment of investments". This impairment charge includes a reclassification of current period and historical fair value losses previously recognized within Other Comprehensive Income. The amount reclassified out of Accumulated other comprehensive income into earnings was determined on the basis of average cost.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Investment in associated companies

The Company has the following investments that are recorded using the equity method and cost method for the periods presented in these financial statements:
(In $ millions)	September 30, 2016	December 31, 2015
Seabras Sapura Participacoes	39	29
Seabras Sapura Holdco	190	158
Itaunas Drilling	—	3
Camburi Drilling	—	6
Sahy Drilling	—	4
Seadrill Partners - Total direct ownership interests	1,443	1,767
Seadrill Partners - Subordinated Units	142	293
Seadrill Partners - Seadrill member interest and IDRs*	64	137
SeaMex Ltd	136	193
Total	2,014	2,590

* The Seadrill Partners - Seadrill member interest and IDRs are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable. The investments are held at cost and are not subsequently remeasured.

Seadrill Partners

Equity method investments
The Company holds investments in both subordinated units of Seadrill Partners and direct ownership interests in controlled subsidiaries of Seadrill Partners, which are accounted for under the equity method.  The fair value of these investments is not readily determinable, as they are not publicly traded.  These investments were recognized at fair value on the deconsolidation of Seadrill Partners in January 2014, using valuations involving significant unobservable inputs, and categorized at level 3 on the fair value hierarchy. In the period ending September 30, 2015 the Company impaired the investments and recognized an impairment charge of $125 million on subordinated units and $302 million on direct ownership interests.

Seadrill Partners' unit price has fallen from approximately $9.40 per unit in October 2015 to $3.53 at September 30, 2016 as a result of further deteriorating market conditions in the oil and gas industry and supply and demand conditions in the ultra-deepwater offshore drilling sector in which Seadrill Partners operates. During the twelve months between September 30, 2015 and September 30, 2016, Seadrill Partners' unit price fell by approximately 62%, on both a spot price and trailing three month average basis.  Whilst the investments in Seadrill Partners held under the equity method are not publicly traded, the reduction in value of the publicly traded units is considered an indicator of impairment.  The Company has determined the length and severity of the reduction in value of the traded units to be representative of an other than temporary impairment.

As such the Company has measured and recognized an other than temporary impairment of the subordinated units and direct ownership interests as at September 30, 2016.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The fair value of these investments was derived using an income approach, which discounts future free cash flows ("DCF model").  The estimated future free cash flows associated with the investments are primarily based on expectations around applicable day rates, drilling unit utilization, operating costs, capital and long-term maintenance expenditures, applicable tax rates and industry conditions.  The cash flows were estimated over the remaining useful economic lives of the underlying assets but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital of 9.5%.  The DCF model derived an enterprise value of the investments, after which associated debt was subtracted to provide equity values.  The implied valuation of Seadrill Partners derived from the DCF model was crosschecked against the market price of Seadrill Partners' common units. Due to the significant influence the Company has on Seadrill Partners, there is in implied significant influence premium, which represents the additional value the Company would place over and above the market price of Seadrill Partners in order to maintain this significant influence. This is similar in thought to an implied control premium.  The Company evaluated the difference by reviewing the implied control premium as compared to other market transactions within the industry.  The Company deems the implied control premium to be reasonable in the context of the data considered.

As at September 30, 2016, the carrying value of the subordinated units was found to exceed the fair value by $180 million, and the carrying value of the direct ownership interests was found to exceed the fair value by $400 million.  The company has recognized this impairment of the investments within "Loss on impairment of Investments" in the Statement of Operations.

The assumptions used in the DCF model were derived from unobservable inputs (level 3) and are based on management's judgments and assumptions available at the time of performing the impairment test.

Cost method investments
The Company also holds the Seadrill member interest, which is a 0% non-economic interest, and which holds the rights to 100% of the Incentive Distribution Rights "IDRs" of Seadrill Partners.  The Seadrill Member Interest and the IDRs in Seadrill Partners are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable. The fair value of the Company's interest in the Seadrill Member and the attached IDRs at deconsolidation in January, 2014, was determined using a Monte Carlo simulation method ("Monte Carlo model"). The method takes into account the cash distribution waterfall, historical volatility, estimated dividend yield and share price of the common units as of the deconsolidation date. In the period ending September 30, 2015 the Company impaired the investments and recognized an impairment charge of $106 million on the IDRs.

As at September 30, 2016, the reduction in value of the Seadrill Partners common units was determined to be an indicator of impairment of the Seadrill member interest. The fair value was determined using the Monte Carlo model, updated for applicable assumptions as at September 30, 2016. The carrying value of the investment was found to exceed the fair value by $73 million.  The company has recognized this impairment within "Loss on impairment of Investments" in the Statement of Operations.

The assumptions used in the Monte Carlo model were derived from both observable and unobservable inputs (classified as level 3) and are based on management's judgments and assumptions available at the time of performing the impairment test.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

SeaMex Limited
During the year ended December 31, 2014, the Company entered into a joint venture agreement with an investment fund controlled by Fintech, for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex. The West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs were included within the joint venture. The transaction was completed on March 10, 2015, when Fintech subscribed for a 50% ownership interest in SeaMex, which was previously 100% owned by the Company, and the jack-up drilling rigs were acquired by SeaMex from Seadrill.

As a result of the transaction the Company no longer controls the entities that own and operate these jack-up drilling rigs, and accordingly the Company deconsolidated these entities as of March 10, 2015, and recognized its retained 50% investment in the joint venture at fair value. See Note 4 to the Financial Statements for further details.

The deteriorating market conditions in the oil and gas industry and supply and demand conditions in the offshore drilling sector in which SeaMex operates is considered to be an indicator of impairment. The Company has determined the length and severity of the deterioration of market conditions to be representative of an other than temporary impairment. As such the Company has measured and recognized an other than temporary impairment of the investment in SeaMex as at September 30, 2016.

The fair value was derived using an income approach, which discounts future free cash flows ("DCF model").  The estimated future free cash flows associated with the investment were primarily based on expectations around applicable day rates, drilling unit utilization, operating costs, capital and long-term maintenance expenditures and applicable tax rates.  The cash flows were estimated over the remaining useful economic lives of the underlying assets but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital of 11%.  The DCF model derived an enterprise value of the investments, after which associated debt was subtracted to provide equity values.

The carrying value of the investment was found to exceed the fair value by $76 million.  The company has recognized this impairment of the investments within "Loss on impairment of Investments" in the Statement of Operations.

The assumptions used in the DCF model were derived from unobservable inputs (level 3) and are based on management's judgments and assumptions available at the time of performing the impairment test.

Itaunas Drilling, Camburi Drilling, and Sahy Drilling
Itaunas Drilling BV, Camburi Drilling BV and Sahy Drilling BV are joint ventures which are currently constructing three drillships. The joint ventures are owned 70% by Sete International (a subsidiary of Sete Brasil Participacoes SA) and 30% by the Company.

During the nine months ended September 30, 2016, due to the deteriorating market conditions in the offshore drilling industry, the uncertainty around the financial condition of Sete Brasil Participacoes SA, and the uncertainty around the recoverability of the investments, the Company recognized an other than temporary impairment of $13 million to write down the value of these investments to nil. The company has recognized this impairment within "Loss on impairment of Investments" in the Statement of Operations.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The table below summarizes the total impairments made during the nine months ended September 30, 2016:

(In $ millions)	Nine months ended September 30, 2016
Impairments of Investment in Associated Companies
Seadrill Partners - Total direct ownership investments	400
Seadrill Partners - Subordinated units	180
Seadrill Partners - Seadrill member interest and IDRs	73
SeaMex	76
Sete Brasil Participacoes SA	13
Total impairment of investment in associated companies	742

Impairments of marketable securities (refer to Note 7)
Seadrill Partners - Common Units	153
SapuraKencana	11
Total Impairment of marketable securities investments (reclassification from OCI)	164

Total impairment of investments	906

Note 9 – Newbuildings
(In $ millions)	Nine months ended September 30, 2016	Year ended December 31, 2015
Opening balance	1,479	2,030
Additions	39	661
Transfers to drilling units	—	(725)
Reclassification to non-current assets*	—	(199)
Disposals*	—	(78)
Reclassification to assets held for sale**	—	(210)
Closing balance	1,518	1,479

*On September 14, 2015, the Company cancelled the construction contract for the West Mira with Hyundai Samho Heavy Industries Co Ltd. Please refer to Note 4 for more details.

**On December 2, 2015, the West Rigel was classified as an Asset held for sale. As at the transfer date the West Rigel held assets at its book value of $210 million. Please refer to Note 20 to the consolidated financial statements, included herein, for more details.

Note 10 – Drilling units
(In $ millions)	September 30, 2016	December 31, 2015
Cost	17,745	17,606
Accumulated depreciation	(3,257)	(2,676)
Net book value	14,488	14,930

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Depreciation expense on drilling units was $191 million and $581 million for the three and nine months ended September 30, 2016, and $188 million and $571 million for the three and nine months ended September 30, 2015.

In addition the depreciation expense on equipment was $3 million and $6 million for the three and nine months ended September 30, 2016, and $4 million and $11 million for the three and nine months ended September 30, 2015.

Note 11 – Goodwill

The goodwill balance and changes in the carrying amount of goodwill are as follows:
(In $ millions)	Nine months ended September 30, 2016	Year ended December 31, 2015
Opening balance
Goodwill	795	836
Accumulated impairment losses	(795)	(232)
Total opening goodwill	—	604

Disposals and deconsolidations (see note 4)	—	(41)
Impairment of goodwill	—	(563)

Closing balance
Goodwill	795	795
Accumulated impairment losses	(795)	(795)
Total closing goodwill	—	—

As at September 30, 2015, after a 43% decline in Seadrill closing spot price over a three month period, an impairment test was conducted. This resulted in the Company recognizing an impairment loss of $563 million relating to the Floaters reporting unit which represented all of the Goodwill attributable to that reporting unit. Following the impairment the Company no longer retains any Goodwill balance. The impairment is a result of deteriorating market conditions and the Company's outlook on expected conditions through the current down-cycle.  The impairment charge was allocated between the parent and non-controlling interests based upon the non-controlling interests' share in each drilling unit within the Floater segment. The overall charge to the reporting unit was first allocated to each drilling unit based upon the relative fair values of those drilling units. The percentage non-controlling interest in each drilling unit was then applied to the allocated charge in order to determine the portion attributable to non-controlling interests. The total impairment allocated to the non-controlling interest was $95 million.

The estimated fair value of the reporting unit was derived using an income approach, using discounted future free cash flows.  The Company's estimated future free cash flows are primarily based on its expectations around day rates, drilling unit utilization, operating costs, capital and long term maintenance expenditures and applicable tax rates.  The cash flows are estimated over the remaining useful economic lives of the assets but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital of 10%.

The assumptions used in the Company's estimated cash flows were derived from unobservable inputs (level 3) and are based on management's judgments and assumptions available at the time of performing the impairment test.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Debt
(In $ millions)	September 30, 2016	December 31, 2015
Credit facilities:
$2,000 facility (North Atlantic Drilling)	1,075	1,200
$400 facility	210	240
$440 facility	207	224
$1,450 facility	363	393
$360 facility (Asia Offshore Drilling)	246	273
$300 facility	168	186
$1,750 facility (Sevan Drilling)	980	1,085
$450 facility	291	344
$1,500 facility	1,250	1,344
$1,350 facility	1,080	1,181
$950 facility	639	688
$450 facility (2015)	185	215
Total credit facilities	6,694	7,373

Loans contained within VIEs:
$375 facility	286	256
$390 facility	254	221
$475 facility	368	354
Total Loans contained within VIEs	908	831

Unsecured bonds:
Unsecured bonds	2,310	2,381
Total unsecured bonds	2,310	2,381

Other credit facilities with corresponding restricted cash deposits	55	76
Total debt principal	9,967	10,661
Less: current portion of debt principal	(3,176)	(1,526)
Long-term portion of debt principal	6,791	9,135

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The tables below show the debt issuance costs that are netted against the current and long-term debt for each of the periods presented:
Outstanding debt as at September 30, 2016
(In $ millions)	Principal outstanding	Less: Debt Issuance Costs	Total Debt
Current portion of long-term debt	3,176	(40)	3,136
Long-term debt	6,791	(63)	6,728
Total	9,967	(103)	9,864

Outstanding debt as at December 31, 2015
(In $ millions)	Principal outstanding	Less: Debt Issuance Costs	Total Debt
Current portion of long-term debt	1,526	(37)	1,489
Long-term debt	9,135	(81)	9,054
Total	10,661	(118)	10,543

The outstanding debt as of September 30, 2016 is repayable as follows:
(In $ millions)	Year ended September 30,
2017	3,176
2018	2,371
2019	3,382
2020	1,038
Total debt principal	9,967

The Company routinely monitors the market for opportunities to strengthen its balance sheet and may from time take steps to do so, including making repurchases of its debt securities.

The movement in debt instruments above are largely due to scheduled principal repayments unless otherwise detailed below.

The significant developments relating to the Company's debt in the nine months ended September 30, 2016 are explained below.

Bond conversion
In May 2016, Seadrill Limited entered into a privately negotiated exchange agreement with certain holders of its outstanding 5 5/8% (subsequently increased to 6.125%) Senior Notes due 2017 (the "2017 Notes"), pursuant to which the Company agreed to issue a total of 8,184,340 new shares of its common stock, par value $2.00 per share, in exchange for $55.0 million principal amount of the 2017 Notes in accordance with Section 3(a)(9) of the U.S. Securities Act of 1933, as amended. Settlement occurred on May 20, 2016, upon which the Company had a total of 500,944,280 shares of its common stock issued and outstanding.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In June 2016, Seadrill Limited entered into a privately negotiated exchange agreement with certain holders of its outstanding 5 5/8% (subsequently increased to 6.125%) Senior Notes due 2017 (the "2017 Notes"), pursuant to which the Company agreed to issue a total of 7,500,000 new shares of its common stock, par value $2.00 per share, in exchange for $50.0 million principal amount of the 2017 Notes in accordance with Section 3(a)(9) of the U.S. Securities Act of 1933, as amended. Settlement occurred on June 13, 2016, upon which the Company had a total of 508,444,280 shares of its common stock issued and outstanding.

As a result of the exchange the Company recorded a $47 million gain on debt extinguishment which has been included within other financial items in the Company's consolidated statement of operations.

Loans contained within the Ship Finance Variable Interest Entities ("VIEs")
During the nine months ended September 30, 2016, the three VIEs that we consolidate in our financial statements, SFL Hercules Ltd, SFL Deepwater Ltd and SFL Linus Ltd, each drew down $50 million on the revolving credit tranches of their respective $375 million term loan, $390 million term loan and $475 million term loan. Subsequently the VIE's repaid balances with Ship Finance, a related party to Seadrill, thus reducing the consolidated related party net debt.

Covenants contained in our debt facilities
The full list of the Company's covenants are disclosed in the annual report on 20-F for the year ended December 31, 2015.

April 2016 Amendments to Senior Secured Credit Facilities
On April 28, 2016, the Company executed temporary amendment agreements in respect of all of its senior secured credit facilities. The Company also executed maturity extension agreements in respect of three senior secured credit facilities maturing in the near term. The key terms and conditions of these agreements are as follows:

•	Extensions:
◦
$450 million Senior Secured Credit Facility: The maturity of the $450 million senior secured credit facility, relating to the West Eminence rig, has been extended from June 20, 2016 to December 31, 2016. The outstanding balance on the credit facility of $291 million is classified as a short term debt facility in the consolidated Balance Sheet as at September 30, 2016.

◦
$400 million Senior Secured Credit Facility: The maturity of the $400 million senior secured credit facility, relating to jack-up rigs West Cressida, West Callisto, West Leda and West Triton, has been extended from December 8, 2016 to May 31, 2017. The outstanding balance on the credit facility of $210 million is classified as a short term debt facility in the consolidated Balance Sheet as at September 30, 2016.

◦
$2 billion Senior Secured Credit Facility: The maturity of the $2 billion senior secured credit facility of our majority-owned subsidiary NADL has been extended from April 15, 2017 to June 30, 2017. The outstanding balance on the credit facility of $1,075 million is classified as a short term debt facility in the consolidated Balance Sheet as at September 30, 2016.

•	Key amendments and waivers:
◦
Equity ratio: The Company is required to maintain a total equity to total assets ratio of at least 30.0%.  Prior to the amendment, both total equity and total assets were adjusted for the difference between book and market values of drilling units, as determined by independent broker valuations. The amendment removes the need for the market value adjustment from the calculation of the equity ratio until June 30, 2017.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

•
Leverage ratio: The Company is required to maintain a ratio of net debt to EBITDA. Prior to the amendment the leverage ratio had to be no greater than 6.0:1, falling to 5.5:1 from October 1, 2016, and falling again to 4.5:1 from January 1, 2017.  The amendment retains the ratio at 6.0:1 until December 31, 2016, and then increases to 6.5:1 between January 1, 2017 and June 30, 2017.

•
Minimum-value-clauses: The Company's secured bank credit facilities contain loan-to-value clauses, or minimum-value-clauses ("MVC"), which could require the Company to prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels.  This covenant has been suspended until June 30, 2017.

•	Minimum Liquidity: The Company has previously been required to maintain a minimum of $150 million of liquidity. This has been reset to $250 million.

•	Additional undertakings:
◦
Further process: The Company has agreed certain undertakings on a temporary basis while further discussions with its lenders under its senior secured credit facilities remain ongoing. This includes agreements in respect of progress milestones towards the agreement of, and implementation plan in respect of, a comprehensive financing package.

◦	Restrictive undertakings: The Company has agreed to additional near-term restrictive undertakings applicable during this process, including limitations in respect of:
▪	dividends, share capital repurchases and new total return swaps;
▪	incurrence of certain indebtedness;
▪	investments in, extensions of credit to or the provision of financial support for non-wholly owned subsidiaries;
▪	investments in, extensions of credit to or the provision of financial support for joint ventures or associated entities;
▪	acquisitions;
▪	dispositions;
▪	prepayment, repayment or repurchase of any debt obligations;
▪	granting security; and
▪	payments in respect of newbuild drilling units,
in each case, subject to limited exceptions.

•	Other changes and provisions:
◦	Undrawn availability: The Company has agreed to refrain from borrowing any undrawn commitments under its senior secured credit facilities.
◦	Fees: The Company has agreed to pay certain fees to its lenders in consideration of these extensions and amendments.

These extensions and amendments are designed to provide the Company and the banking group with a period of stability and certainty while a more comprehensive financing package is agreed.

The Company is in compliance with all covenants as at September 30, 2016 and expects to remain in compliance with the amended covenant package that is expected to be part of the Company's restructuring plans.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Common shares

	September 30, 2016		December 31, 2015
All shares are common shares of $2.00 par value each	Shares	$ million	Shares	$ million
Authorized share capital	800,000,000	1,600	800,000,000	1,600

Issued and fully paid share capital	508,763,020	1,017	493,078,680	986
Treasury shares held by Company	(4,318,740)	(9)	(318,740)	(1)
Outstanding common shares in issue	504,444,280	1,008	492,759,940	985

As a result of the share-for-debt exchange, the number of common shares outstanding in the Company increased by 15,684,340 shares. Refer to Note 12 – Debt for additional information.

On September 5, 2016 the Company repurchased 4,000,000 shares in settlement of its total return swap agreements. This was completed at a strike price of NOK20.30. Refer to Note 15 - Risk management and financial instruments for additional information.

Note 14 – Accumulated other comprehensive income

Accumulated other comprehensive income as of September 30, 2016 and December 31, 2015 was as follows:
(In $ millions)	September 30, 2016	December 31, 2015

Unrealized loss on marketable securities	—	(129)
Unrealized gain on foreign exchange	36	36
Actuarial loss relating to pension	(31)	(38)
Share in unrealized gains from associated companies	8	11
Accumulated other comprehensive income	13	(120)

The unrealized loss on marketable securities relates to the accumulated losses on the investments in SapuraKencana and Seadrill Partners Common units as at December 31, 2015. Refer to Note 7 - Marketable securities for further information.

With the exception of actuarial loss relating to pension, income taxes associated with each component of other comprehensive income is nil.  The income tax benefit on actuarial loss relating to pension is $6 million as of September 30, 2016 and $8 million as of December 31, 2015.

Note 15 – Risk management and financial instruments

The majority of gross earnings from the Company's drilling units are receivable in US dollars and the majority of the Company's other transactions, assets and liabilities are denominated in US dollars, the functional currency of the Company. However, the Company has operations and assets in a number of countries worldwide and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the US dollar. The Company is also exposed to changes in interest rates on floating interest rate debt, and to the impact of changes in currency exchange rates on primarily NOK and SEK denominated debt. There is a potential that currency and interest rate fluctuations may have a positive or negative effect on the value of the Company's cash flows.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Interest rate risk management

The Company's exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds may be placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company's objective is to obtain the most favorable interest rate borrowings available without risking exposure to fluctuating interest rates. Surplus funds are generally used to repay revolving credit facilities, which yield higher returns than are available on fixed or overnight deposits with banks. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure.

Interest rate swap agreements not qualified as hedge accounting

At September 30, 2016 the Company had interest rate swap agreements with an outstanding principal of $6,388 million (December 31, 2015: $7,266 million). The agreements have maturity dates between June 2017 and January 2027, swapping the floating element of interest on our facilities for fixed rates ranging between 0.74% and 3.80%. In addition we have one interest rate swap agreement with an outstanding principal of $166 million (December 31, 2015: $178 million) under which we pay a floating rate of LIBOR and receive a fixed rate of 2.12%. These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "Loss on derivative financial instruments". The total fair value of the interest rate swaps outstanding at September 30, 2016 amounted to a gross liability of $166 million, a net liability of $160 million due to master netting agreements with our counterparties, and an asset of nil (December 31, 2015: a gross liability of $191 million, a net liability of $134 million and an asset of $2 million). The fair value of the interest rate swaps are classified as either "Other current liabilities" or "Other current assets" in the balance sheet.

Cross currency interest rate swaps not qualified as hedge accounting

At September 30, 2016 the Company had outstanding cross currency interest rate swaps with a principal amount of $807 million (December 31, 2015: $807 million) with maturity dates between March 2018 and March 2019, swapping the floating element of interest as well as fluctuations in exchange rates on our facilities for fixed rates ranging from 4.94% to 6.18%. These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "Loss on derivative financial instruments". The total fair value of cross currency interest swaps outstanding at September 30, 2016 amounted to a gross and net liability of $245 million (December 31, 2015: gross and net liability of $291 million). The fair value of the cross currency interest swaps are classified as other current liabilities in the balance sheet.

Interest rate hedge accounting

A Ship Finance subsidiary consolidated by the Company as a Variable Interest Entity ("VIE") (refer to Note 16) has entered into interest rate swaps in order to mitigate its exposure to variability in cash flows for future interest payments on the loans taken out to finance the acquisition of the West Linus.  These interest rate swaps qualify for hedge accounting and any changes in its fair value are included in "Other comprehensive income". Below is a summary of the notional amount, fixed interest rate payable and duration of the outstanding principal as of September 30, 2016.

Variable interest entity	Outstanding principal as at	Receive rate	Pay rates	Length of contracts
	September 30, 2016
	(In $ millions)
SFL Linus Limited (West Linus)	182	1 - 3 month LIBOR	1.77 - 2.01%	Dec 2013 - Dec 2018

The total fair value of interest swaps under hedge accounting at September 30, 2016 amounted to a liability of $3 million (December 31, 2015: liability of $2 million), classified as other non-current liabilities in the balance sheet.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In the nine months ended September 30, 2016, the VIE Ship Finance subsidiary recorded $0.4 million fair value losses (nine months ended September 30, 2015: $1.9 million fair value losses). Any such losses recorded by the VIE in "Other comprehensive income" are allocated to "Non-controlling interests" in our consolidated statement of changes in equity due to their ownership by Ship Finance.

Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIE, and therefore the Company, recognized no gain or loss due to hedge ineffectiveness in the consolidated financial statements during the three and nine months ended September 30, 2016 (three and nine months ended September 30, 2015: no fair value gain or loss).

Foreign exchange risk management

The Company and the majority of its subsidiaries use the US dollar as their functional currency because the majority of their revenues and expenses are denominated in US dollars.  The Company's reporting currency is also US dollars. We do, however, earn revenue and incur expenses in other currencies and there is thus a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

Foreign currency forwards not qualified as hedge accounting

As at September 30, 2016 the Company had no outstanding forward currency agreements.

Other derivative agreements

Total Return Swap Agreements

On September 5, 2016, the Company settled TRS agreements for 4,000,000 Seadrill Limited shares at a strike price of NOK 20.30. As at September 30, 2016 there were no outstanding TRS agreements (December 31, 2015: outstanding TRS agreements for 4,000,000 shares amounting to a liability of $9 million).

SapuraKencana financing agreements

In September 2013, the Company entered into two derivative contract arrangements with a bank to finance a portion of its equity investment in SapuraKencana, in which the Company received $250 million upfront as prepayment for one of the agreements.  The agreements had a settlement date three years from the inception date and include an interest equivalent component which is based on the prepaid amount received and LIBOR plus 1.9% per annum.

On July 8, 2015, the Company amended the financing arrangement relating to its equity investment in SapuraKencana and extended the agreement to July 2018. The total financing was reduced by $90 million to $160 million, and the corresponding restricted cash held as collateral of $93 million was settled against the liability. In addition the interest rate increased to LIBOR plus 2.6%. As at December 31, 2015, the Company had associated restricted cash of $160 million due to the significant fall in the share price of SapuraKencana.

As part of these agreements, all of the shares which we owned SapuraKencana were pledged as security, the value of which as of December 31, 2015 was $228 million, and was presented as a long term marketable security on the balance sheet. The unrealized gains and losses resulting from measuring the fair value of these contracts as at December 31, 2015 were a gross asset of $135 million and gross liability of $135 million, which were offset in the balance sheet and income statement as these agreements met the criteria for offsetting. The $160 million received as a prepayment to Seadrill was included in other long-term liabilities as at December 31, 2015.

On February 24, 2016, the Company elected to exercise the optional termination notice under the prepaid forward and equity swap agreements, and the corresponding liability of $160 million and restricted cash of $160 million were settled, and the pledged security was released.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Realized gains and losses

The total realized and unrealized gains and losses recognized in the consolidated statement of operations relating to above derivative arrangements for the three and nine months ended September 30, 2016 and 2015 are as follows:
(In $ millions)	Three Months Ended September 30,		Nine Months Ended September 30,
(Losses)/gains recognized in statement of operations relating to derivative financial instruments	2016	2015	2016	2015
Interest rate swap agreements not qualified as hedge accounting	32	(107)	(118)	(187)
Cross currency interest rate swaps not qualified as hedge accounting	24	(49)	31	(96)
Foreign currency forwards not qualified as hedge accounting	—	(5)	(1)	(10)
Total Return Swap Agreements	(3)	(15)	(6)	(18)
Other	—	(1)	—	(3)
Gain/(loss) on derivative financial instruments	53	(177)	(94)	(314)

Fair values of financial instruments

The carrying value and estimated fair value of the Company's financial instruments at September 30, 2016 and December 31, 2015 were as follows:

	September 30, 2016		December 31, 2015
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents	1,250	1,250	1,044	1,044
Restricted cash	149	149	248	248
Related party loans receivable - short term	192	192	371	371
Related party loans receivable - long term	481	481	464	464
Liabilities
Current portion of floating rate debt	2,310	2,310	1,493	1,493
Long-term portion of floating rate debt	5,292	5,292	6,711	6,711
Current portion of fixed rate CIRR loans	23	23	33	33
Long term portion of fixed rate CIRR loans	32	32	43	43
Fixed interest bonds - short term	350	843	—	—
Fixed interest bonds - long term	225	892	944	1,840
Floating interest bonds - long term	185	575	283	541
Related party fixed rate debt - long term	415	415	415	415

The carrying value of cash and cash equivalents and restricted cash, which are liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the related party loans receivable from Seadrill Partners, SeaMex, Seabras Sapura and Archer are estimated to be equal to the carrying value. This debt is not freely tradable and cannot be recalled by the Company at prices other than specified in the loan note agreements. The loans were entered into at market rates. They are categorized as level 2 on the fair value measurement hierarchy. Refer to Note 17 for further information.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset regularly, usually every one to six months. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. We have categorized this at level 2 on the fair value measurement hierarchy.

The fair value of the long-term portion of the fixed rate CIRR loans is equal to the carrying value, as they are matched with equal balances of restricted cash. We have categorized this at level 2 on the fair value measurement hierarchy.

The fixed interest rate bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on September 30, 2016 and December 31, 2015. We have categorized this at level 1 on the fair value measurement hierarchy.

The floating interest bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on September 30, 2016 and December 31, 2015. We have categorized this at level 1 on the fair value measurement hierarchy.

The related party fixed rate debt relates to the loans provided by Ship Finance to the Company's VIE's totaling $415 million. The fair value of these loans are estimated to be equal to the carrying value as the loans were entered into at market rates.  The debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance. We have categorized this at level 2 on the fair value measurement hierarchy. Refer to Note 17 for further information.

Financial instruments that are measured at fair value on a recurring basis:
		Fair value measurements at reporting date using
	Total Fair value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In $ millions)	September 30, 2016	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	93	93	—	—
Other derivative instruments – short term receivable	—	—	—	—
Total assets	93	93	—	—

Liabilities:
Interest rate swap contracts – short term payable	160	—	160	—
Interest rate swap contracts – long term payable	3	—	3	—
Cross currency swap contracts – short term payable	245	—	245	—
Total liabilities	408	—	408	—

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

		Fair value measurements at reporting date using
	Total Fair value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In $ millions)	December 31, 2015	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	324	324	—	—
Interest rate swap contracts – short term receivable	2	—	2	—
Total assets	326	324	2	—

Liabilities:
Interest rate swap contracts – short term payable	124	—	124	—
Interest rate swap contracts – long term payable	2	—	2	—
Cross currency swap contracts – short term payable	291	—	291	—
Other derivative instruments – short term payable	9	—	9	—
Total liabilities	426	—	426	—

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.

The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

The fair values of interest rate swaps, cross currency swaps and forward exchange contracts are calculated using well-established independent valuation techniques, using the income method approach, applied to contracted cash flows and LIBOR, NIBOR and STIBOR interest rates as of September 30, 2016.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The fair value of other derivative instruments is calculated using the closing prices of the underlying securities, dividends paid since inception and the interest charged by the counterparty.

Credit risk
The Company has financial assets, including cash and cash equivalents, marketable securities, other receivables and certain amounts receivable on derivative instruments, mainly forward exchange contracts and interest rate swaps. These assets expose the Company to credit risk arising from possible default by the counterparty. The Company considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company's policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to counterparty by offsetting them against amounts that the counterparty owes to the Company.

Note 16 – Variable Interest Entities

As of September 30, 2016, the Company leased two semi-submersible rigs, and one jack-up rig from Ship Finance VIEs under capital leases. Each of the units had been sold by the Company to single purpose subsidiaries of Ship Finance and simultaneously leased back by the Company on bareboat charter contracts for a term of 15 years. The Company has several options to repurchase the units during the charter periods, and obligations to purchase the assets at the end of the 15 year lease period.

The following table gives a summary of the sale and leaseback arrangements, as of September 30, 2016:
Unit	Effective from	Sale value (In $ millions)	First repurchase option (In $ millions)	Month of first repurchase option	Last repurchase option (In $ millions)	Month of last repurchase Option *
West Taurus	Nov 2008	850	418	Feb 2015	149	Nov 2023
West Hercules	Oct 2008	850	580	Aug 2011	135	Aug 2023
West Linus*	June 2013	600	370	June 2018	170	June 2028

*Ship Finance has a right to require the Company to purchase the West Linus rig on the 15th anniversary for the price of $100 million if the Company doesn't exercise the final repurchase option.

The Company has determined that the Ship Finance subsidiaries, which own the units, are VIEs, and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in the Company's consolidated financial statements. The Company did not record any gains from the sale of the units, as they continued to be reported as assets at their original cost in the Company's balance sheet at the time of each transaction. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company's consolidated accounts. At September 30, 2016 and at December 31, 2015 the units are reported under drilling units in the Company's balance sheet.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The bareboat charter rates are set on the basis of a Base LIBOR Interest Rate for each bareboat charter contract, and thereafter are adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for each contract. A summary of the bareboat charter rates per day for each unit is given below.
	(In $ thousands)
Unit	2016	2017	2018	2019	2020	2021
West Taurus	165	158	158	144	143	136
West Hercules	179	170	166	143	141	135
West Linus	222	222	222	173	140	140

The assets and liabilities in the accounts of the VIEs as at September 30, 2016 and as at December 31, 2015 are as follows:

	September 30, 2016			December 31, 2015
(In $ millions)	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited
Name of unit	West Taurus	West Hercules	West Linus	West Taurus	West Hercules	West Linus
Investment in finance lease	372	369	495	394	394	530
Other assets	6	6	—	6	7	—
Total assets	378	375	495	400	401	530

Short-term interest bearing debt	23	28	51	23	28	51
Long-term interest bearing debt	231	258	317	198	229	302
Other liabilities	3	1	3	3	1	2
Short-term debt due to related parties	—	—	—	—	—	23
Long-term debt due to related parties	121	88	124	137	125	125
Total liabilities	378	375	495	361	383	503
Equity	—	—	—	39	18	27

Book value of units in the Company's consolidated accounts	419	546	543	434	571	559

The Company presents balances due to/from Ship Finance on a net basis, due to the fact there is a right of offset established in the long-term loan agreements, and the balances are intended to be settled on a net basis. As at September 30, 2016, the Company has presented receivable balances (current assets) of $24 million related to SFL Deepwater Ltd, $57 million related to SFL Hercules Ltd, and $1 million related to SFL Linus Ltd against Long-term debt due to related parties (non-current liabilities). As at December 31, 2015, the balances offset were $8 million related to SFL Deepwater Ltd, $20 million related to SFL Hercules Ltd, and nil related to SFL Linus Ltd.

In the period ended September 30, 2016 the VIEs declared and paid dividends totaling $105 million.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Related party transactions

Seadrill Partners
The Net income /(expenses) with Seadrill Partners for the years ended three and nine months ended September 30, 2016 and 2015 and were as follows:

(In US$ millions)	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Management fees charged to Seadrill Partners - Other revenues (a) and (b)	12	18	45	43
Rig operating expenses charged to Seadrill Partners - Other revenues (c)	6	2	19	14
Contingent consideration realized (k)	5	19	15	28
Insurance premiums charged to Seadrill Partners (d)	4	5	13	16
Rig operating costs charged by Seadrill Partners (e)	(2)	(3)	(7)	(10)
Bareboat charter arrangements (f)	2	2	7	(3)
Interest expenses charged to Seadrill Partners (g)	2	4	9	12
Interest recognized on deferred consideration receivable (k)	1	1	4	6
Derivatives recharged to Seadrill Partners (h)	(4)	8	7	15
Other financial items (other than interest and derivatives)	—	—	—	—
Net related party income from Seadrill Partners	26	56	112	121

Receivables/(payables) with Seadrill Partners and its subsidiaries as of September 30, 2016 and December 31, 2015 consisted of the following:
(In $ millions)	September 30, 2016	December 31, 2015
Rig financing and loan agreements (i)	174	197
$109.5 million Vendor financing loan (j)	—	110
Deferred consideration receivable (k)	73	96
Other receivables (l)	299	355
Other payables (l)	(107)	(179)

The following is a summary of the related party agreements with Seadrill Partners:

(a, b) Management, administrative, and technical service agreements

Income recognized under the management, administrative and technical service agreements for the nine months ended September 30, 2016 were a total of $45 million (nine months ended September 30, 2015: income of $43 million).

(c) Rig operating costs charged to Seadrill Partners

Seadrill has charged to Seadrill Partners certain rig operating costs in relation to costs incurred on behalf of the West Polaris operating in Angola in 2016 and 2015 and the West Vencedor which operated in Angola in 2015.  The total other revenues earned for the nine months ended September 30, 2016 were $19 million (nine months ended September 30, 2015: $14 million).

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(d) Insurance premiums

The Company negotiates insurance for drilling units on a centralized basis. The total insurance premiums related to Seadrill Partners drilling units charged to Seadrill Partners for the nine months ended September 30, 2016 were $13 million (nine months ended September 30, 2015: $16 million).

(e) Rig operating costs charged by Seadrill Partners

Seadrill Partners has charged to Seadrill, through its Nigerian service company, certain services, including the provision of onshore and offshore personnel, which was provided for the West Jupiter and West Saturn drilling rigs operating in Nigeria.  The total rig operating expenses incurred for the nine months ended September 30, 2016 were $7 million (nine months ended September 30, 2015: $10 million).

(f) Bareboat charter arrangements

In connection with the transfer of the West Aquarius operations to Canada, the West Aquarius drilling contract was assigned to Seadrill Canada Ltd., a wholly owned subsidiary of Seadrill Partners, necessitating certain changes to the related party contractual arrangements relating to the West Aquarius. Seadrill China Operations Ltd, the owner of the West Aquarius and a wholly-owned subsidiary of Seadrill Partners, had previously entered into a bareboat charter arrangement with Seadrill Offshore AS, a wholly-owned subsidiary of Seadrill, providing Seadrill Offshore AS with the right to use the West Aquarius. In October 2012, this bareboat charter arrangement was replaced with a new bareboat charter between Seadrill China Operations Ltd and Seadrill Offshore AS, and at the same time, Seadrill Offshore AS entered into a bareboat charter arrangement providing Seadrill Canada Ltd. with the right to use the West Aquarius in order to perform its obligations under the drilling contract described above. The net effect to Seadrill of the bareboat charters for the nine months ended September 30, 2016 was net revenue of $7 million (nine months ended September 30, 2015: net expense of $3 million).

(g) Interest expenses

The total interest income charged to Seadrill Parters for the related party loan arrangements outlined below, including commitment fees and other fees, for the nine months ended September 30, 2016 was $9 million (nine months ended September 30, 2015: $12 million).

(h) Derivative interest rate swap agreements

The Company has interest rate swap agreements with Seadrill Partners on a back to back basis with certain of its own interest rate swap agreements. The total net derivative gains and losses charged to Seadrill Partners for the nine months ended September 30, 2016 was a gain of $7 million (nine months ended September 30, 2015: gain of $15 million).

(i) Rig financing agreements

Total amounts owed under the rig financing agreements as of September 30, 2016, relating to the T-15 and T-16, totaled $129 million (December 31, 2015: $139 million). Under the terms of the secured credit facility agreements for the T-15 and T-16, certain subsidiaries of the Company and Seadrill Partners are jointly and severally liable for their own debt and obligations under the relevant facility and the debt and obligations of other borrowers who are also party to such agreements. These obligations are continuing and extend to amounts payable by any borrower under the relevant agreement. The Company has provided an indemnification to Seadrill Partners for any payments or obligations related to these facilities which do not relate to the T-15 and T-16.

West Vencedor loan agreement - The West Vencedor Loan Agreement between the Company and Seadrill Partners was scheduled to mature in June 2015 and all outstanding amounts thereunder would be due and payable, including a balloon payment of $70 million. On April 14, 2015 the Loan Agreement was amended and the maturity date was extended to June 25, 2018. The West Vencedor Loan Agreement bears a margin of 2.25%, a guarantee fee of 1.4% and a balloon payment of $21 million due at maturity in June 2018. As at September 30, 2016 the total net book value of the West Vencedor pledged as security by Seadrill Partners was $174 million. The outstanding balance under the West Vencedor Loan Agreement due to the Company was $45 million as of September 30, 2016 (December 31, 2015: $58 million).

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(j) $110 million Vendor financing loan

In May, 2013, Seadrill Partners borrowed from the Company $110 million as vendor financing to fund the acquisition of the T-15. The loan had an interest rate of LIBOR plus a margin of 5.0%. The loan matured in May 2016 and was repaid in full. The outstanding balance as at September 30, 2016 was $0 million (December 31, 2015: $110 million).

(k) Deferred consideration receivable

On the disposal of the West Vela to Seadrill Partners in November 2014, the Company recognized deferred consideration receivable. On the disposal of the West Polaris to Seadrill Partners in June 2015, the Company is entitled to a deferred contingent consideration based on the contract of the West Polaris. The total outstanding balance in relation to these receivables as at September 30, 2016 was $73 million (December 31, 2015: $96 million). Refer to Note 4 for more information.

(l) Receivables and Payables

Receivables and payables with Seadrill Partners and its subsidiaries are comprised of management fees, advisory and administrative services, and other items including accrued interest. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of Seadrill Partners or its subsidiaries and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill Partners and its subsidiaries are unsecured, bear interest at a rate equal to LIBOR plus approximately 4% per annum, and are intended to be settled in the ordinary course of business.

West Sirius bareboat charter financing loan

In December, 2015, an operating subsidiary of Seadrill Partners borrowed from a subsidiary of the Company $143 million in order to provide sufficient immediate liquidity to meet the terms of its bareboat charter termination payment in connection with the West Sirius contract termination. The loan bears interest at a rate of LIBOR plus a margin of 0.6% and matures in July 2017. The outstanding balance as at September 30, 2016 was $66 million (December 31, 2015: $143 million).  In December, 2015, the Company borrowed $143 million from a rig owning subsidiary of Seadrill Partners in order to restore its liquidity with respect to the West Sirius bareboat charter financing loan referred to above. The loan bears interest at a rate of LIBOR plus a margin of 0.6% and matures in July 2017. The outstanding balance as at September 30, 2016 was $66 million (December 31, 2015: $143 million). Each of the loan parties understand and agree that the loan agreements act in parallel with each other. These transactions have been classified within current and long-term portions of "Amount due from related party", "Related party payable" and "Long-term related party payable".

Guarantees

Seadrill provides certain guarantees on behalf of Seadrill Partners.

•	Guarantees in favor of customers, which guarantee the performance of the Seadrill Partners drilling units, totaled $280 million as at September 30, 2016 (December 31, 2015: $370 million).
•
Guarantees in favor of banks provided on behalf of Seadrill Partners totaled $640 million as at September 30, 2016 and correspond to the outstanding credit facilities relating to the West Polaris and West Vela (December 31, 2015: $698 million).

•	Guarantees in favor of suppliers provided on behalf of Seadrill Partners, relating to custom guarantees in Nigeria, totaled $2 million as at September 30, 2016 (December 31, 2015: $86 million).

West Vela facility

Under the terms of the $1,450 million secured credit facility agreement, certain subsidiaries of Seadrill and Seadrill Partners are jointly and severally liable for their own debt and obligations under the facility and the debt and obligations of other borrowers who are also party to such agreement.  These obligations are continuing and extend to amounts payable by any borrower under the facility.  Seadrill has provided an indemnity to Seadrill Partners for any payments or obligations related to this facility that are not related to the West Vela.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

West Polaris facility

In June 2015, the Company completed the sale of the entities that own and operate the West Polaris to Seadrill Partners. One of the entities sold was the sole borrower under $420 million senior secured credit facility. See Note 4 for further details. Seadrill Limited continues to act as the guarantor under the facility.

Archer transactions

Loans

On March 6, 2015, the Company purchased a $50 million subordinated loan made by Metrogas, a related party, to Archer, a related party. The aggregate consideration paid for the loan by the Company to Metrogas was $51 million which is equal to the sum of the outstanding principal amount of $50 million and $1 million accrued commitment fee and interest on the loan. The loan bears interest at 7.5% per annum and has a commitment fee of 1% on any undrawn amount. As of the date of the purchase by the Company there was no undrawn amount. Interest and any commitment fee is due upon maturity of the loan on June 30, 2018.

In the year ended December 31, 2015, the Company's $50 million subordinated loan to Archer was written down to nil due to the Company's share of net losses of Archer reducing the investment balance. The Company's accounting policy, once its investment in the common stock of an investee has reached nil, is to apply the equity method to other investments in the investees securities, loans and or advances based on seniority and liquidity. The Company's share of equity method losses or gains is determined based on the change in the Company's claim on net assets of the investee. Archer's net losses and other comprehensive income were therefore applied to the Company's loan to Archer at its invested ownership of 39.89%.

On May 27, 2016, the Company granted a $75 million subordinated loan to Archer. The loan bears interest at a rate of 10.0% per annum and is repayable together with the interest on June 30, 2018.

During 2016 the $75 million loan was written down by $30 million due to the Company's share of net losses of Archer reducing the investment balance. The Company's accounting policy once it's investment in the common stock of an investee has reached nil is to apply the equity method to other investments in the investees securities, loans and or advances based on seniority and liquidity. The Company's share and equity method losses or gains is determined based on the change in the Company's claim on net assets of the investee. Archer's net losses and other comprehensive income were therefore applied to the Company's loan to Archer at its invested ownership of 39.89%. The outstanding book value of the loan as at September 30, 2016 was $45 million.

Total interest income for the nine months ended September 30, 2016 for the above loans was $5 million (nine months ended September 30, 2015: $2 million).

Guarantees

On March 7, 2013, the Company provided a guarantee to Archer on its payment obligations on certain financing arrangements. The maximum liability to the Company was limited to $100 million.  The guarantee fee was 1.25% per annum. On July 31, 2014, the Company provided Archer with an additional guarantee of $100 million, which was provided as part of Archer's divestiture of a division, to support Archer's existing bank facilities. During 2014, the guarantees above were increased to a total of $250 million. The guarantee fee is 1.25% per annum.

On December 31, 2013, we provided Archer Topaz Limited, a wholly owned subsidiary of Archer, with a guarantee of a maximum of EUR 48.4 million to support Archer's credit facilities. The guarantee fee is 1.25% per annum. The guarantee outstanding as at September 30, 2016 was $32 million (December 31, 2015: $36 million).

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

On July 14, 2014, we provided Archer Norge AS, a wholly owned subsidiary of Archer, with a guarantee of maximum of $20 million to support Archer's credit facilities. The guarantee fee is 1.25% per annum. The guarantee outstanding as at September 30, 2016 was $4 million (December 31, 2015: $18 million).

We provide Archer Well Services, a wholly owned subsidiary of Archer, with a performance guarantee of a maximum of NOK 66 million to support Archer's operations in Norway with a customer. The guarantee outstanding as at September 30, 2016 was $8 million (December 31, 2015: $8 million).

On February 5, 2014, the Company provided Archer with a guarantee to support Archer's leasing obligations of a warehouse for a period of 10 years. The guarantee outstanding as at September 30, 2016 is GBP 9 million or $11 million (December 31, 2015: $14 million).

These guarantee fees are included in other financial items in our consolidated statement of operations. The guarantee fees charged were $3.1 million for the nine months ended September 30, 2016 (nine months ended September 30, 2015: $1.9 million).

The total interest and guarantees fees receivable from Archer as at September 30, 2016 was $14 million (December 31, 2015: $12 million).

Operating activities

Archer provides certain technical vessel and rig services for the Company, and charged the Company fees of nil and $1 million for the three and nine months ended September 30, 2016 (three and nine months ended September 30, 2015: $0 million and $2 million, respectively).  These amounts are included in vessel and rig operating expenses.

SeaMex Limited transactions

As of March 10, 2015, the date of deconsolidation, SeaMex Limited is considered to be a related party and not a controlled subsidiary of the Company. The following is a summary of the related party agreements/transactions with SeaMex:

Management and administrative service agreements

In connection with the JV agreement, SeaMex, entered into a management support agreement with Seadrill Management Ltd, a wholly owned subsidiary of the Company, pursuant to which Seadrill Management Ltd provides SeaMex certain management and administrative services. The services provided by Seadrill Management Ltd are charged at cost plus management fee of 8%. The agreement can be terminated by providing 60 days written notice.  Income recognized under the management and administrative agreements for the nine months ended September 30, 2016 was $4 million (nine months ended September 30, 2015: $4 million).

It is also agreed that Seadrill Jack Up Operations De Mexico, which is a 100% owned subsidiary of SeaMex and provides support services to the rigs acquired by the JV, will continue to provide management services to Seadrill in respect of managing the rigs West Pegasus and West Freedom and charge a fee of 5% plus costs incurred in connection with managing the rigs on its behalf.

Seadrill Jack Up Operations De Mexico has charged the Company fees, under the above agreements of $4 million for the nine months ended September 30, 2016 (nine months ended September 30, 2015: $3 million). These amounts are included in general and administrative expenses.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Loans

$250 million Seller's credit - In March 2015, SeaMex borrowed from the Company $250 million as Seller's credit. The loan is divided into two facilities, (a) a term loan facility for an amount up to $230 million and (b) a revolving loan facility of up to $20m. Both facilities bear interest at a rate of LIBOR plus a margin of 6.50% and mature in December 2019. Interest on the loan is payable quarterly in arrears. The outstanding balance as at September 30, 2016 was $250 million (December 31, 2015: $250 million).

$162 million consideration receivable - SeaMex agreed to pay to the Company an amount of $162 million being consideration receivable in respect of disposal which was payable at the time of allocation of rig contract in relation to West Titania to the Joint Venture. This amount has been paid in full during July 2015.

Interest income accrued for the nine months ended September 30, 2016 on these loans was $14 million (nine months ended September 30, 2015: $12 million).

Receivables and Payables

Receivables and payables with SeaMex joint venture are comprised of short-term funding, management fees, advisory and administrative services, and other items including accrued interest.  Receivables and payables are generally settled quarterly in arrears. Trading balances with SeaMex Joint Venture are unsecured, bear a monthly interest rate equal to 1.5%, compounded monthly and are intended to be settled in the ordinary course of business.

During the year ended December 31, 2015, Seadrill has provided additional $76 million of short term funding to SeaMex, of which, SeaMex has repaid a total of $31 million during the same period.

Receivables/(payables) with SeaMex Joint Venture as of September 30, 2016 consisted of the following:
(In $ millions)	September 30, 2016	December 31, 2015
Seller's credit	250	250
Funding	45	45
Other receivables	48	34
Other payables	(3)	—

Capital contributions

During the year ended December 31, 2015, both the JV partners each made an additional $19 million of equity investment in SeaMex while retaining their 50% share in the JV.

Financial Guarantees

During the latter part of 2015, SeaMex experienced issues regarding the delayed payment of invoices by its sole customer. The customer deferred payment into 2016 and SeaMex has since recovered the majority of the overdue balances. In order to ease the resulting cash flow impact on SeaMex, the Company, along with Fintech, its Joint Venture Partner, agreed to provide certain support to Seamex. Simultaneously, the lenders to SeaMex have provided a short-term amendment to the bank facility to provide some additional flexibility.

In December 2015, the Company and Fintech provided a Joint and Several guarantee for potential prepayment deficits that SeaMex might face under its loan agreements. The total guarantee for the potential prepayment deficits based on the December 31, 2015 testing date was $51 million. No liability was recognized for this guarantee as we did not consider it probable for the guarantee to be called. This Joint and Several guarantee was released in September 2016 as part of SeaMex's recent amendment to the bank facility.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Seadrill and Fintech also made available a fully-subordinated unsecured credit facility of $20 million which will expire at the anniversary of the first draw-down of this amount or a portion thereof.  The facility is provided by both Seadrill and Fintech at a ratio of 50% each. The facility bears interest at a rate of LIBOR plus a margin of 6.5%. The facility will be repayable once SeaMex has complied with certain conditions with regards to its lenders. As of September 30, 2016 the facility remained undrawn. Seadrill and Fintech have also provided loan facilities (Sponsor Loans) for the two bank guarantee amounts, which are undrawn as at September 30, 2016.

In respect of the guarantees and facilities described above, Seadrill has also obtained an indemnity from Fintech in order to be able to recover up to 50% of funding and costs, should Seadrill be called to make a contribution greater than its 50% share.

Performance Guarantees

In addition, Seadrill has also provided performance guarantees for the SeaMex drilling units, up to a total of $30 million as of September 30, 2016 (December 31, 2015: $30 million).

Seabras Sapura transactions

Seabras Sapura Participacoes SA and Seabras Sapura Holdco Ltd, along with their wholly owned subsidiaries, are together referred to as Seabras Sapura. Seabras Sapura are joint ventures that construct, own and operate pipe-laying service vessels in Brazil. and are owned 50% by the Company and 50% by SapuraKencana.

Yard guarantees

The Company has provided yard guarantees in relation to the construction of Seabras Sapura Holdco's pipe-laying vessels which have been provided on a 50:50 basis with TL Offshore. As at September 30, 2016 there were no guarantees outstanding as construction of the final vessel was completed during the second quarter of 2016 (December 31, 2015: $125 million).

Capital contributions

During the nine months ended September 30, 2016, the Company made a $16 million of equity investment in the Seabras Sapura joint venture while retaining its 50% share in the joint venture.

Loans

In May 2014, the Company provided a loan to Sapura Navegaceo Martima S.A. of $10.8 million. The loan bears an interest rate of 3.4% and was initially repayable by May 31, 2015. On May 28, 2015 the maturity date for this loan was extended to May 31, 2016. Subsequently, the loan agreement was amended and maturity date extended to February 28, 2017. The outstanding balance as at September 30, 2016 was $10.8 million (December 31, 2015: $10.8 million).

In May 2014, the Company provided a loan to Sapura Navegaceo Martima S.A. of €3 million ($4 million). The loan bears an interest rate of 3.4% and was initially repayable by May 31, 2015. On May 28, 2015 the maturity date for this loan was extended to May 31, 2016, however the loan was repaid in full in January 2016. The outstanding balance as at September 30, 2016 was nil (December 31, 2015: $3 million).

In January 2015, the Company provided a loan to Sapura Nacegacao Martima S.A. of $17.5 million. The loan bears an interest rate of 3.4% and was initially repayable by February 16, 2016. Subsequently, the loan agreement was amended and maturity date extended to February 28, 2017. The outstanding balance as at September 30, 2016 was $17.5 million (December 31, 2015: $17.5 million).

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In April 2015 the Company provided a loan to Sapura Onix GmbH of $14 million in connection with delivery of the Seabras Onix pipe-laying vessel.  The outstanding balance as at September 30, 2016 was $14 million (December 31, 2015: $14 million). The loan bears an interest rate of 3.99% and is repayable on demand, subject to certain restrictions under the agreement.

In June 2016 the Company provided a subordinated loan to Seabras Rubi GmbH of $14 million in connection with delivery of the Seabras Rubi pipe-laying vessel. The loan bears an interest rate of 3.99% and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at September 30, 2016 was $14 million (December 31, 2015: nil).

In October 2016, after the period end, the Company provided a subordinated loan to Seabras Jade GmbH of $11 million in relation to the funding retention account in the joint venture for the Sapura Jade vessel. The loan bears an interest rate of 3.99% and is repayable on demand, subject to certain restrictions under the agreement.

The total net interest income of the above loans relating to Seabras Sapura for nine months ended September 30, 2016 was $1.3 million (nine months ended September 30, 2015: $1.1 million). The total accrued interest as at September 30, 2016 was $2 million.

Financial guarantees

In December 2013 certain subsidiaries of the joint venture entered into a $543 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Diamante, and Sapura Topazio pipe-laying support vessels.  As a condition to the lenders making the loan available to each of the borrowers, the Company provides a Sponsor Guarantee, on a 50:50 basis with SapuraKencana, in respect of the obligations of the borrowers during certain defined time periods, the release of such guarantees being subject to the satisfaction of certain defined conditions. The guarantees cover periods including (a) between delivery of the vessel from the shipyard and customer acceptance and (b) between expiry of the pipe-laying support vessels charter contracts and contract renewal.  The total amount guaranteed as at September 30, 2016 was $230 million (December 31, 2015: $242 million).

In April 2015 certain subsidiaries of the joint venture entered into a $780 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Onix, Sapura Jade and Sapura Rubi pipe-laying support vessels.  As a condition to the lenders making the loan available to each of the borrowers, the Company provides a Sponsor Guarantee, on a 50:50 basis with SapuraKencana, in respect of the obligations of the borrowers during certain defined time periods, the release of such guarantees being subject to the satisfaction of certain defined conditions. The guarantees cover periods including (a) between delivery of the vessel from the shipyard and customer acceptance and (b) between expiry of the pipe-laying support vessels charter contracts and contract renewal.  The amount guaranteed as at September 30, 2016 was $378 million (December 31, 2015: $256 million).

In addition, Seadrill provides bank guarantees in relation to the above credit facilities to cover 6 months of debt service costs and 3 months of operating expenses under retention accounts. The total amount guaranteed as at September 30, 2016 was $34 million (December 31, 2015: $52 million).

In November 2012 a subsidiary of the joint venture entered into a $179 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Esmeralda pipe-laying support vessel, with a maturity in 2032. During 2013 an additional facility of $36 million was entered into, with a maturity in 2020. As a condition to the lenders making the loan available the borrower, a wholly owned subsidiary of the Company provided a Sponsor Guarantee, on a joint and several basis with the joint venture partner, in respect of the obligations of the borrower. The total amount guaranteed by the subsidiaries of the joint venture partners as at September 30, 2016 was $205 million (December 31, 2015: $206 million).

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As of the balance sheet date, we have not recognized a liability as we do not consider it probable for the guarantees to be called.

Operating activities

A subsidiary of Seabras Sapura sublets warehouse and office spare to subsidiaries of the Company in Brazil. The amount charged for the nine months ended September 30, 2016 was $1 million (nine months ended September 30, 2015: nil).  These amounts are included in vessel and rig operating expenses.

Other trading balances with Seabras Sapura, including interest receivable, totaled a receivable of $9 million as at September 30, 2016 (December 31, 2015: $12 million).

Related parties to Hemen Holding Ltd ("Hemen")

The Company transacts business with the following related parties, being companies in which our principal shareholder, Hemen, has a significant interest:

•	Ship Finance International Limited ("Ship Finance");
•	Metrogas Holdings Inc. ("Metrogas");
•	Frontline Management (Bermuda) Limited ("Frontline"); and
•	Seatankers Management Norway AS ("Seatankers").

Ship Finance transactions

We have entered into a number of sale and leaseback contracts for several drilling units with Ship Finance, a company in which our principal shareholders, Hemen and companies associated with Hemen have a significant interest. The shares of Hemen are held by trusts established by the Company's President and Chairman Mr. John Fredriksen for the benefit of his immediate family. We have determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are consolidated in our financial statements. Refer to Note 16 Variable Interest Entities. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in our consolidated financial statements.

During the three and nine month periods ended September 30, 2016 and 2015, we incurred the following lease costs on units leased back from Ship Finance subsidiaries:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
West Hercules	14	14	43	41
West Taurus	13	13	38	45
West Linus	19	20	61	60
Total	46	47	142	146
These lease costs are eliminated on consolidation.
The VIEs had net loans due to Ship Finance amounting to $333 million as at September 30, 2016 (December 31, 2015: $387 million). The related party loans are disclosed as "Long-term debt due to related parties" on the balance sheet. The loans bear interest at a fixed rate of 4.5% per annum. The total interest expense incurred for the nine months ended September 30, 2016 was $14 million (nine months ended September 30, 2015: $14 million).

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Frontline transactions

Frontline provides certain management support and administrative services for the Company, and charged the Company fees of $1.7 million for the nine months ended September 30, 2016 (nine months ended September 30, 2015: $3 million).

Seatankers Management transactions

The Company and its subsidiaries receive services from Seatankers Management Norway AS, an affiliate of Hemen. The fee was $1.2 million and nil for the nine months ended September 30, 2016 and 2015, respectively.

Note 18 – Commitments and contingencies

Purchase Commitments

At September 30, 2016, we had thirteen contractual commitments under newbuilding contracts. The contracts are for the construction of one semi-submersible rig, four drillships and, eight jack-up rigs. The units are contracted to be delivered between the fourth quarter of 2016 and 2019. As of September 30, 2016 we have paid $999 million related to these rigs, including payments to the construction yards and other payments, and are committed to make further payments amounting to $4,079 million. These amounts include contract variation orders, spares, accrued interest expense, construction supervision and operation preparation.

The table below shows the maturity schedule for the newbuilding contractual commitments, which reflects all recent deferral agreements with DSME, Samsung, Cosco and Dalian, and assumes we exercise the remaining deferral options for the Sevan Developer with Cosco. The commitments shown include yard installments, variation orders, estimated operations preparation costs and estimated deferral costs.

(In $ millions)
2017	2,361
2018	1,191
2019	527
Total	4,079

Legal Proceedings

From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities.  We believe that the resolution of such claims will not have a material impact individually or in the aggregate on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our financial statements as of September 30, 2016.

In December 2014, a purported shareholder class action lawsuit, Fuchs et al. v. Seadrill Limited et al., No. 14-cv-9642 (LGS)(KNF), was filed in US Federal District Court in the Southern District of New York, alleging, among other things, that Seadrill and certain of its executives made materially false and misleading statements in connection with the payment of dividends. In January 2015, a second purported shareholder class action lawsuit, Heron v. Seadrill Limited et al., No. 15-cv-0429 (LGS)(KNF), was filed in the same court on similar grounds. In March 2015, a third purported shareholder class action lawsuit, Glow v. Seadrill Limited et al., No. 15-cv-1770 (LGS)(KNF), was filed in the same court on similar grounds. On March 24, 2015, the court consolidated these complaints into a single action. On June 23, 2015 the court appointed co-lead plaintiffs and co-lead counsel and ordered the co-lead plaintiffs to file a single consolidated amended complaint by July 23, 2015.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The amended complaint was filed on July 23, 2015 alleging, among other things, that Seadrill, North Atlantic Drilling Limited and certain of their executives made materially false and misleading statements in connection with the payment of dividends, the failure to disclose the risks to the Rosneft transaction as a result of various enacted government sanctions and the inclusion in backlog of $4.1 billion attributable to the Rosneft transaction.

The defendants filed their Motion to Dismiss the Complaint on October 13, 2015. The plaintiffs, in turn, filed their Opposition to the Motion to Dismiss on November 12, 2015 and the defendants' Reply Brief was served on December 4, 2015.

On June 21, 2016 the court issued an order granting the defendants' Motion to Dismiss. On July 15, 2016 the Court entered a judgment dismissing the Complaint with prejudice. The thirty days' appeal period has expired without appeal and the matter is therefore closed.

In addition, the Company has received voluntary requests for information from the US Securities and Exchange Commission concerning, among other things, statements in connection with its payment of dividends, inclusion of contracts in the Company's backlog, and its contracts with Rosneft.

Other matters

On October 12, 2015, HSHI launched arbitration proceedings with regard to Seadrill's cancellation of the West Mira construction contract. HSHI have claimed that Seadrill's cancellation was a repudiatory breach and claim they were due various extensions of time. The Company refutes this vigorously, and believes it has the contractual right to recover the $170 million in pre-delivery installments, plus accrued interest, and legal costs. The recovery is however now not expected until the conclusion of an arbitration process under English law, which is expected to take up to two years. Based both on management's assessment of the facts and circumstances, and advice from external counsel, who have been engaged for the arbitration process, the Company believes the recovery of the installment, plus accrued interest, and legal costs, is probable, as defined by US GAAP. As such, the Company has reclassified from "Newbuildings," a receivable of $170 million plus accrued interest of $41 million, which is presented in "Other non-current assets" on the balance sheet. The Company will continue to assess the recoverability throughout the arbitration process.

Sevan Drilling is a controlled subsidiary of the Company. On June 29, 2015, Sevan Drilling disclosed that it had initiated an internal investigation into activities with an agent under certain drilling contracts with Petrobras in Brazil, which were entered prior to the separation from the Sevan Marine Group. On October 16, 2015, Sevan further disclosed that Sevan Drilling ASA had been accused of breaches of Sections 276 a and 276 b of the Norwegian Criminal Code in respect of payments made in connection with the performance during 2012 to 2015 of drilling contracts originally awarded by Petrobras to Sevan Marine ASA in the period between 2005-2008. For further details please refer to the Sevan Drilling Annual Report and Financial Statements for the Year Ended December 31, 2015, and subsequent quarterly financial statements which are publicly available. We cannot predict whether any other governmental authority will seek to investigate this matter, or if a proceeding were opened, the scope or ultimate outcome of any such investigation and as a result no loss contingency has been recognized in Seadrill's consolidated financial statements.

In February 2016, NADL was notified of certain customer claims. After an initial assessment including advice from external counsel, NADL fully refutes the validity of these claims and will take appropriate actions related to its position. The client has withheld amounts from invoice payments due in the first quarter of 2016, which total $36.2 million. No provision has been recognized in relation to these claims.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

North Atlantic Drilling, and all other offshore contractors that are members of the Norwegian Shipowners' Association, lost a Norwegian court case in July 2015 concerning the pension rights of night shift compensation for offshore workers. The case was appealed to the Supreme Court of Norway and the hearing was held in June 2016. The Supreme Court of Norway ruled in favor of the members of the Norwegian Shipowners' Association, and as such the Company does not consider there to be any remaining contingent liability.

Note 19 - Supplementary cash flow information

The table below summarizes the non-cash investing and financing activities relating to the periods presented:
	Nine months ended
(In $ millions)	September 30, 2016	September 30, 2015
Non-cash investing activities
Disposal of subsidiaries - existing bank loan repaid (1)	—	150

Non-cash financing activities
Repayment of bank loan through disposal of subsidiaries (1)	—	(150)
Repayment relating to Sevan Drilling share forward contracts and other derivatives (2)	—	(136)
Repayment relating to SapuraKencana financing agreements (3)	(160)	(93)
Proceeds from long-term loans (4)	150	—
Long term loans netted-down with related party balances (4)	(150)	—
Conversion of bonds into shares, decrease in long term debt (5)	(105)
Conversion of bonds into shares, net increase in equity (5)	58
Dividend to non-controlling interests in VIEs (6)	(105)

(1) Existing debt of the Company was directly settled as consideration for the disposal of certain drilling rigs to the SeaMex joint venture - see Note 4 to the consolidated financial statements included herein, for more details.

(2) During the period ended September 30, 2015, the Company settled share repurchase agreements related to shares in Sevan Drilling using cash balances already classified as restricted.

(3) During the periods ended September 30, 2016 and September 30, 2015, the Company settled financing agreements relating to shares in SapuraKencana using cash balances already classified as restricted.

(4) During the period ended September 30, 2016 certain consolidated VIEs of the company withdrew bank loans and made loans to a related party Ship Finance International. These balances are presented net in the cash flow statement. Refer to Note 17 for more details.

(5) As a result of two share-for-debt exchanges during the period, the Company converted $105 million of bonds into 15,684,340 shares. Refer to Note 12 for more details.

(6) In the period ended June 30, 2016 the Ship Finance VIEs that we consolidate declared dividends payable totaling $97 million to Ship Finance. In the period ended September 30, 2016 a further dividend of $8 million was declared. Refer to Note 16 for more details.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 20 – Assets held for sale

On December 2, 2015, NADL signed an amendment with Jurong Shipyard ("Jurong") for the deferral of the delivery of the semi-submersible drilling unit, the West Rigel (the "Unit"). The deferral period originally lasted until June 2, 2016, but was then subsequently extended to January 6, 2017.

The following completion of the deferral period, the Company and Jurong have agreed to form a Joint Asset Holding Company for joint ownership of the Unit, to be owned 23% by the NADL and 77% by Jurong, in the event no employment is secured for the Unit and no alternative transaction is completed. Until the end of the deferral period, NADL will continue to market the unit for an acceptable drilling contract, and the Unit will remain at the Jurong Shipyard in Singapore. NADL and Jurong may also consider other commercial opportunities for the Unit during this period. However, based on current market conditions, management deems the most probable outcome to be that the Unit will be contributed to the Joint Asset Holding Company.

As a result of the agreements, the Company classified the Unit as "Held for Sale" in its balance sheet. This resulted in a loss of $82 million being the difference between the net book value of the unit of $210 million, compared to the expected recoverable value of the Company's investment in the Joint Asset Holding Company of $128 million. The loss was recognized in "Loss on disposal" in the Statement of Operations for the year ended December 31, 2015.

(In millions of US$)	Nine months ended September 30, 2016	Year ended December 31, 2015
Opening balance at the beginning of the period	128	—
West Rigel newbuild investment, classified as held for sale	—	210
Loss on disposal	—	(82)
Non-current assets held for sale	128	128

Note 21 – Subsequent Events

Sevan Developer deferral agreement with Cosco

On October 14, 2016, Sevan Drilling and Cosco agreed to exercise the third six-month deferral option for the Sevan Developer newbuilding, which extends the deferral agreement until April 15, 2017. As part of the agreement Cosco will refund $26.3 million, or 5% of the contract price, plus other associated costs to Sevan Drilling.

Amendment to secured credit facility

On November 16, 2016 the Company reached an agreement with 100% of the lenders under the West Eminence Facility and the requisite majority of lenders under all of its other bank facilities to extend the West Eminence facility maturity date from December 31, 2016 to April 30, 2017.